Deutsche Bank

Deutsche Bank
Corporate Trust & Agency Services

03032809

October 1, 2003

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

OCT 14 2003
WASH, D.C.

Re: Hanny Holdings - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Hanny Holdings, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Hanny Holdings. The SEC file number relating to such exemption is 82-3638.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

P. Martin
Paul Martin
Vice President
Deutsche Bank Trust Company, as Depositary
As Depositary

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Attached:

- **Annc - Retirement of Director**
- **Dispatch of Offeree Document re Unconditional Cash Offer for China Strategic Shares**
- **Annc - Appointment of Director**
- **Dispatch of Offeree Document re Mandatory Cash Offer for China Strategic Shares**
- **Annc of Year End Results**
- **Two Circulars regarding Mandatory Cash Offer for China Strategic Shares**
- **Annual Report 2002-2003**

dlw 10/27

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

RETIREMENT OF DIRECTOR

The Board of Directors (the "Board") of Hanny Holdings Limited (the "Company") announces that in accordance with the Bye-laws of the Company, Ms. Ma Wai Man, Catherine ("Ms. Ma") has retired by rotation as an independent non-executive director at the Annual General Meeting of the Company held on 28th August 2003.

On behalf of the Board, I would like to thank Ms. Ma for her past valuable contribution to the Company.

By Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28th August, 2003

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

Unconditional cash offer by

滙富
集團

Kingsway SW Securities Limited
on behalf of Calisan Developments Limited and Well Orient Limited,
each being indirect wholly-owned subsidiary of
Paul Y. - ITC Construction Holdings Limited and
Hanny Holdings Limited respectively,
to acquire all the issued China Strategic Shares and
outstanding China Strategic Warrants, other than the China Strategic Shares
and China Strategic Warrants presently owned by the Offerors
and parties acting in concert with them,
and to cancel all outstanding China Strategic Options

Despatch of the Offeree Document

The Offeree Document, which contain, inter alia, letter from the China Strategic Board, letters from the Independent Director and First Shanghai, the independent financial adviser to the Independent Director, in respect of the Offers, will be despatched on 26 August 2003, from which date the Offers will remain open for 14 days. The Offers will close on 9 September 2003.

China Strategic Shareholders and China Strategic Warrantholders should review the Offeree Document carefully before deciding whether to accept or reject the Offers.

Investors are advised to exercise caution in dealings in the China Strategic Shares and China Strategic Warrants.

Reference is made to the joint announcements dated 8 July 2003 and 21 July 2003 made by ITC Corporation, Paul Y. - ITC, Hanny and China Strategic, the joint announcement dated 28 July 2003 issued by Paul Y. - ITC and Hanny, the joint announcement dated 11 August 2003 issued by Paul Y. - ITC, Hanny and China Strategic and the offer document issued on 29 July 2003 ("Offer Document"). Terms defined in the Offer Document shall have the same meanings when used in this announcement, unless the context requires otherwise.

Despatch of the Offeree Document

The Offeree Document, which contain, inter alia, letter from the board of directors of China Strategic ("China Strategic Board"), letters from the independent director of China Strategic ("Independent Director") and First Shanghai Capital Limited ("First Shanghai"), the independent financial adviser to the Independent Director, in respect of the Offers, will be despatched on 26 August 2003.

China Strategic Shareholders and China Strategic Warrantholders should review the Offeree Document carefully before deciding whether to accept or reject the Offers.

Unless the Offers are extended, the latest time for acceptance of the Offers is 4:00 p.m. on Tuesday, 9 September 2003 and the Offers will close on 9 September 2003.

General

Investors are advised to exercise caution in dealings in the China Strategic Shares and China Strategic Warrants.

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 25 August 2003

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

APPOINTMENT OF DIRECTOR

The Board of Directors (the "Board") of Hanny Holdings Limited (the "Company") is pleased to announce that Mr. Kwok Ka Lap, Alva has been appointed as an independent non-executive director of the Company with effect from 17th July, 2003.

By Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 22nd July 2003

HANNY VISIONS AHEAD

PAUL Y. ITC

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

DESPATCH OF OFFER DOCUMENT

Mandatory conditional cash offer by

滙富集團

Kingsway SW Securities Limited
on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Financial Adviser to Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited

滙富集團

Kingsway Capital Limited

The Offer Document, together with the forms of acceptance and form of renunciation, containing, inter alia, details of the Offers will be despatched to the holders of China Strategic Shares, China Strategic Warrants and China Strategic Options on 29 July 2003.

In accordance with the Takeovers Code, the Offeree Document must be sent to the holders of China Strategic Shares, China Strategic Warrants and China Strategic Options within 14 days from the date of the Offer Document.

The Offers will close on Tuesday, 26 August 2003. The latest time and date to accept the Offers will be 4:00 p.m. on Tuesday, 26 August 2003.

China Strategic Shareholders and China Strategic Warrantholders should exercise caution when dealing in China Strategic Shares and China Strategic Warrants.

Holders of China Strategic Shares, China Strategic Warrants and China Strategic Options are strongly advised to read the Offeree Document, especially the letter from the Independent Board Committee and the letter from the independent financial adviser, before deciding whether or not to accept the Offers.

Reference is made to the joint announcements dated 8 and 21 July 2003 (the "Announcements") issued by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic with respect to the Offers. Terms defined in the Announcements shall have the same meanings when used herein unless provide otherwise.

Despatch of Offer Document

An offer document ("Offer Document") together with the form of acceptance and form of renunciation, containing, inter alia, details of the Offers will be despatched to the holders of China Strategic Shares, China Strategic Warrants and China Strategic Options on 29 July 2003.

Under the Takeovers Code, an offeree document to be issued by China Strategic containing, inter alia, a letter from the Independent Board Committee formed for the purpose of advising the independent China Strategic Shareholders, independent China Strategic Warrantholders and China Strategic Options holder on the Offers and a letter of advice from the independent financial adviser of China Strategic appointed to advise the Independent Board Committee on the Offers ("Offeree Document") must be sent to the independent China Strategic Shareholders, independent China Strategic Warrantholders and China Strategic Options holder within 14 days from the date of the Offer Document. In the event that the Offeree Document is not posted by 12 August 2003, the Offerors will extend the time and/or date for acceptance of the Offers.

China Strategic Shareholders and China Strategic Warrantholders should exercise caution when dealing in China Strategic Shares and China Strategic Warrants.

Holders of China Strategic Shares, China Strategic Warrants and China Strategic Options are strongly advised to read the Offeree Document, especially the letter from the Independent Board Committee and the letter from the independent financial adviser, before deciding whether or not to accept the Offers.

The Offers will close on Tuesday, 26 August 2003. The latest time and date to accept the Offers will be 4:00 p.m. on Tuesday, 26 August 2003.

Holders of China Strategic Shares and China Strategic Warrants who wish to accept the Share Offer and Warrant Offer must submit their duly completed form of acceptance together with the relevant documents to Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and China Strategic Options holder who wish to accept the Option Offer must submit her duly completed form of renunciation together with the relevant documents to China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong for the attention of the company secretary of China Strategic both by no later than 4:00 p.m. (Hong Kong time) on Tuesday, 26 August 2003. Unless the Offers have previously been revised or extended in accordance with the terms and condition of the Offers and the Takeovers Code, the latest time and date for acceptance of the Offers is 4:00 p.m. (Hong Kong time) on Tuesday, 26 August 2003. The Offerors have no intention to extend the time and/or date for acceptance of the Offers but reserve the right to do so in accordance with the Takeovers Code.

The Offerors will publish an announcement on the Stock Exchange's website by 7:00 p.m. on Tuesday, 26 August 2003 stating whether the Offers have expired or have become or been declared unconditional. Such announcement will be republished in newspapers on Wednesday, 27 August 2003.

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

Hong Kong, 28 July 2003

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED MARCH 31, 2003

SUMMARY OF RESULTS

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2003 together with comparative figures for the previous year are as follows:

Consolidated Income Statement

		Year ended March 31,	
		2003	2002
	Notes	***HK$'000***	*HK$'000*
TURNOVER	2	**4,162,804**	4,373,909
COST OF SALES		**(3,248,769)**	(3,560,003)
GROSS PROFIT		**914,035**	813,906
OTHER OPERATING INCOME	3	**96,980**	62,505
DISTRIBUTION COSTS		**(685,793)**	(443,261)
ADMINISTRATIVE EXPENSES		**(278,968)**	(267,238)
OTHER OPERATING EXPENSES	4	**(38,608)**	(169,262)
PROFIT (LOSS) BEFORE IMPAIRMENT LOSS ON INVESTMENT SECURITIES		**7,646**	(3,350)
IMPAIRMENT LOSS ON INVESTMENT SECURITIES		**(323,287)**	(15,676)

LOSS FROM OPERATIONS	5	**(315,641)**	(19,026)
FINANCE COSTS	6	**(31,669)**	(58,144)
SHARE OF RESULTS OF ASSOCIATES		**(32,397)**	(3,499)
ALLOWANCE FOR LOANS TO ASSOCIATES		**(79,595)**	–
AMORTIZATION OF GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE		**(6,612)**	–
IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE		**(104,585)**	–
NET GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES		**25**	5,625
LOSS BEFORE TAXATION		**(570,474)**	(75,044)
TAXATION	7	**35,755**	2,686
LOSS BEFORE MINORITY INTERESTS		**(606,229)**	(77,730)
MINORITY INTERESTS		**42,243**	24,725
LOSS FOR THE YEAR		**(648,472)**	(102,455)
DIVIDEND	8	**–**	9,647
LOSS PER SHARE	9		
– Basic		**HK$(4.05)**	HK$(0.64)

Notes:

1. Adoption of Statements of Standard Accounting Practice

In the current year, the Group adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and an inclusion of the statement of changes in equity, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment is required.

2. Turnover and segment information

The Group is currently operating into three business segments, namely trading of computer related products, consumer electronic products and securities. Segment information about these businesses is presented below:

2003

	Trading of computer related products *HK$'000*	Trading of consumer electronic products *HK$'000*	Trading of securities *HK$'000*	Consolidated *HK$'000*
TURNOVER				
External sales	**2,975,181**	**1,109,617**	**78,006**	**4,162,804**
SEGMENT RESULT	**97,875**	**20,177**	**(110,408)**	**7,644**
Interest income				**38,646**
Unallocated corporate expenses				**(38,644)**
Profit before impairment loss on investment securities				**7,646**
Impairment loss on investment securities				**(323,287)**
Loss from operations				**(315,641)**
Finance costs				**(31,669)**
Share of results of associates				**(32,397)**
Allowance for loans to associates				**(79,595)**
Amortization of goodwill arising on acquisition of an associate				**(6,612)**
Impairment loss on goodwill arising on acquisition of an associate				**(104,585)**
Net gain on disposal of subsidiaries and associates				**25**

Loss before taxation				**(570,474)**
Taxation				**35,755**
Loss before minority interests				**(606,229)**

2002

	Trading of computer related products *HK$'000*	Trading of consumer electronic products *HK$'000*	Trading of securities *HK$'000*	Consolidated *HK$'000*
TURNOVER				
External sales	2,575,258	1,136,135	662,516	4,373,909
SEGMENT RESULT	94,702	21,473	(120,517)	(4,342)
Interest income				34,183
Unallocated corporate expenses				(33,191)
Loss before impairment loss on investment securities				(3,350)
Impairment loss on investment securities				(15,676)
Loss from operations				(19,026)
Finance costs				(58,144)
Share of results of associates				(3,499)
Net gain on disposal of subsidiaries and associates				5,625
Loss before taxation				(75,044)
Taxation				2,686
Loss before minority interests				(77,730)

3. Other operating income

Other operating income included the following items:

	Year ended March 31, 2003 HK$'000	2002 HK$'000
Interest income	**38,646**	34,183
Exchange gain	**18,974**	–
Internet service income	**5,262**	8,175
Royalty income	**3,063**	4,930

4. Other operating expenses

	Year ended March 31, 2003 HK$'000	2002 HK$'000
Net unrealized holding loss on other investments	**26,482**	169,262
Write off of long-term loans and interest receivable	**10,821**	–
Impairment loss on property, plant and equipment	**1,305**	–
	38,608	169,262

5. Loss from operations

	Year ended March 31, 2003 HK$'000	2002 HK$'000
Loss from operations has been arrived at after charging (crediting):		
Staff costs (including directors' emoluments):		
Salaries and other benefits	**151,729**	143,021
Retirement benefits scheme contributions	**3,854**	1,179
	155,583	144,200

Depreciation and amortization:		
Amortization of intangible assets	**14,338**	14,338
Depreciation and amortization on property, plant and equipment:		
– Owned assets	**20,816**	17,008
– Assets held under finance leases	**455**	2,554
	35,609	33,900
Allowance for bad and doubtful debts	**38,963**	22,019
Allowance for loans receivable	**22,056**	6,000
Auditors' remuneration	**7,003**	4,715
Net realized loss (gain) on other investments	**83,926**	(48,745)
Loss on disposal of property, plant and equipment	**3,373**	1,075

6. Finance Costs

	Year ended March 31,	
	2003	2002
	HK$'000	*HK$'000*
Interest on borrowings wholly repayable within five years:		
– Bank loans and overdrafts	**10,458**	18,315
– Convertible note	**–**	19,262
– Finance leases	**244**	321
– Other loans	**20,360**	19,575
Interest on bank loans not wholly repayable within five years	**607**	671
	31,669	58,144

7. Taxation

	Year ended March 31, 2003 HK$'000	2002 HK$'000
The charge comprises:		
Profits tax provided for the year		
Hong Kong	**141**	631
Overseas	**31,773**	1,855
	31,914	2,486
Share of tax on results of associates	**3,841**	200
	35,755	2,686

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the year in respect of certain companies of the Group because these companies either incurred tax losses for the year or had their estimated assessable profits for the year wholly absorbed by tax losses brought forward.

8. Dividend

	Year ended March 31, 2003 HK$'000	2002 HK$'000
2001 final dividend of HK6 cents with a scrip dividend per share (adjusted for the effect of the consolidation of the Company's shares during the year)	**–**	9,647

9. **Loss per share**

The calculation of the basic loss per share is based on the loss for the year of HK$648,472,000 (2002: HK$102,455,000) and on the weighted average number of shares in issue during the year of 160,303,174 shares (2002: 160,525,763 shares after adjusted for the effect of the consolidation of the Company's shares during the year).

The computation of diluted loss per share for the years ended March 31, 2003 and 2002 has not assumed the exercise of the Company's share options for the year ended March 31, 2003, and the conversion of the Company's outstanding convertible note and the exercise of the Company's warrants and share options for the year ended March 31, 2002 because their exercise or conversion would result in a decrease in loss per share for the respective years.

TRANSFER FROM/TO RESERVE

For the year ended March 31, 2003, the Company transferred from the share premium account of HK$1,974.6 million to the contributed surplus account and from the contributed surplus account of HK$460.0 million to the deficit account.

FINAL DIVIDEND

No interim dividend was paid during the year. The Board has recommended the payment of a final dividend of HK2 cents per share (2002: Nil) to be paid to shareholders whose names appear on the Register of Members of the Company on Monday, September 29, 2003. Subject to shareholders' approval at the Annual General Meeting, the proposed final dividend will be paid to shareholders on Tuesday, October 21, 2003.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, September 25, 2003 to Monday, September 29, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's branch registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong for registration not later than 4:00 p.m. on Wednesday, September 24, 2003.

CHAIRMAN'S STATEMENT

I would like to present to our shareholders the 2002/2003 annual report of the Company.

Results and financial review

Results

For the year ended March 31, 2003, the Group's audited consolidated loss before minority interests was HK$606.2 million (2002: HK$77.7 million), which was mainly composed of net gain from trading of computer related and consumer electronic products before other operating expenses of HK$118.2 million (2002: HK$117.2 million), realized and unrealized holding loss on other investments of HK$110.4 million (2002: HK$120.5 million), impairment loss on investment securities and goodwill arising on acquisition of an associate of HK$427.9 million (2002: HK$15.7 million), finance costs of HK$31.7 million (2002: HK$58.1 million), net loss from gain on disposal of subsidiaries and associates and loss on allowance for loans to associates of HK$79.6 million (2002: gain of HK$5.6 million), share of net losses of associates of HK$32.4 million (2002: HK$3.5 million), amortization of goodwill arising on acquisition of an associate of HK$6.6 million (2002: Nil) and taxation of HK$35.8 million (2002: HK$2.7 million).

Turnover from trading of computer and consumer related products amounted to HK$4,084.8 million, increased by approximately 10.1% whereas that from securities was HK$78.0 million, decreased by 88.2%. The former growth raised gross profit of products trading by 30.4% but the loss of security trading dragged down the overall increase in gross profit to only 12.3%.

In respect of "Memorex®" trading business, it still enjoyed moderate growth despite the global deflation trend. This sales growth was due to our tight cost control on inventory pricing and promotional efforts made. On the other hand, the continuous slump of stock market further deteriorated the value of the Group's securities' portfolio, causing a tremendous loss on realized and unrealized securities and impairment loss on other unlisted securities.

Liquidity

Net cash balances at March 31, 2003 stood at HK$221.4 million (2002: HK$233.1 million) accounted for 16.8% (2002: 11.1%) of the net tangible asset value of the Group. The current ratio (current assets/current liabilities) of the Group at March 31, 2003 was 1.40 (2002: 1.56). Such decline was mainly attributed to the fund used for acquisition of an associate during the year.

At March 31, 2003, total borrowings of the Group amounted to HK$445.0 million (2002: HK$656.8 million), of which HK$177.0 million (2002: HK$11.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$237.5 million (2002: HK$278.2 million), other loans of HK$180.0 million (2002: HK$297.0 million), overdrafts of HK$22.4 million (2002: HK$76.1 million), obligations under finance leases of HK$2.7 million (2002: HK$3.1 million) and amount due to a minority shareholder of HK$2.4 million (2002: HK$2.4 million). The significant drop in borrowings was due to the repayment of other loans during the year to lower the finance costs.

Pledge of assets

At March 31, 2003, certain assets of the Group amounted to HK$323.7 million (2002: HK$306.2 million) were pledged to banks and financial institution for loans' facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/ shareholders' funds) at March 31, 2003 was slightly reduced to 25.8% (2002: 29.2%).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and U.S. Dollars. Yet some balances are recorded in British Pound or Euro Dollars. With the persistent depreciation of U.S. Dollars, certain exchange difference was resulted from translation. The Group will monitor more closely on such exchange rate fluctuations and take appropriate steps to cover its foreign currency exposures.

Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

Contingent liabilities

The Group's total contingent liabilities at March 31, 2003 was HK$11.7 million (2002: HK$9.4 million), in relation to guarantees given to a bank for facilities to a subsidiary. In addition, there were no margin clients' securities (2002: HK$516.8 million) pledged to a bank to secure general banking facilities for a subsidiary.

Employees and remuneration policies

As at March 31, 2003, there were approximately 800 staff (2002: 1,000) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options were awarded to employees on merit basis and no share options were granted during the year.

BUSINESS AND OPERATIONS REVIEW

Trading Operations

During the year, Memorex® made significant achievements throughout the U.S., Europe and Canada despite the unfavorable global trading climate.

In the U.S., Memorex® once again maintained its leading market position in optical media for CD-R and successfully achieved the number one position for DVD. The Company shipped over 600 million CD-Rs last year to the U.S. customers. With the launch of new products such as a complete line of DVD recordable drives and USB flash drives this year, the Group anticipates strong growth in revenue during the coming year. Besides improving turnover, the U.S. operations also made efforts to improve customer service. To cater to the needs of its customers, it opened a third distribution center in Memphis, Tennessee to expand its logistics network. In addition, it plans to relocate the distribution center in Los Angeles to a new larger facility in year 2004.

The results in Europe are encouraging. During the year, our European operations continued to focus on gaining market shares. In the Dysan® business segment, turnover increased by 78% over the previous year. Part of this increase was due to a tripling in sales volumes for CD-R media. The Group expects a 60% growth in the Dysan® business segment next year as it continues to develop its core markets in Eastern Europe, Russia and South Africa and is developing new business through specialist consumable companies.

For the Memorex® business segment, the highlight for the year include gaining market shares in excess of 20% in Sweden, Turkey and Ireland, making Memorex® one of the top European brands in computer related products. During the year, the Group decided to consolidate its operations by withdrawing from the hardware market, which is characterized by volatile pricing and unpredictable margins. This strategic decision resulted in a more stable and controlled

business for the Group. In addition, the German office was closed to streamline our cost base.

The brand position in Europe has been further strengthened by focusing on new channels such as independent specialists, such as photo and travel outlets, IT specialists and mass merchants. In addition, a range of customer specific promotional activities was introduced which have been very well received. Implementation of these strategies means that Memorex® Europe moves forward into the next year assured of even greater success with strong and improved margins and profitability.

In Canada, sales of Memorex® products increased by 20% from the previous year. The Group maintained its leading position in sales of video tape, audio tape and floppy diskettes. Furthermore, sales of Memorex® CD-R media reached number 2 in Canada last year. During the year, the Group appointed a very strong supplier for the new battery line and envisages that the sales will increase dramatically in the coming years.

ACQUISITIONS AND DISPOSITIONS

Acquisition of shares in China Strategic Holdings Limited

On July 8, 2003, the respective boards of directors of the Company, Paul Y. – ITC Construction Holdings Limited ("Paul Y. – ITC"), ITC Corporation Limited ("ITC") and China Strategic Holdings Limited ("CSH") jointly announced that the Company and Paul Y. – ITC (collectively the "Offerors"), through Kingsway SW Securities Limited ("Kingsway"), will make a voluntary conditional cash offer ("Offer") at the price of HK$0.10 for each share of CSH ("China Strategic Share") and HK$0.001 for each warrant of CSH ("China Strategic Warrant") respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding share options granted by CSH under the share option scheme adopted on July 20, 1992 ("China Strategic Option") at HK$0.001 per China Strategic Option.

The China Strategic Shares and China Strategic Warrants to be acquired by Kingsway, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion. The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

After the purchase on July 9, 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of CSH, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of The Code on Takeovers and Mergers.

The Offerors have notified CSH that, to make the offer price for each China Strategic Share under the Offer more attractive to the shareholders of CSH, the offer price for each China Strategic Share under the Offer is to be increased from HK$0.1 to HK$0.139, representing an increase of 39%. The Offer will be adjusted accordingly. Save for the above, no other changes to the Offer are currently being made.

The Offerors have also informed CSH that Kingsway, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

Please refer to the joint announcements published on July 9, 2003 and July 21, 2003 respectively.

Disposal of shares in Leadership Publishing Group Limited ("Leadership Publishing", formerly known as Sing Pao Media Group Limited)

On November 23, 2002, Genius Ideas Limited (an indirect wholly-owned subsidiary of the Company) with other vendors entered into a conditional sale and purchase agreement with Sun Media Group Holdings Limited ("Sun Media") (the "Sale and Purchase Agreement") whereby Genius Ideas Limited agreed to sell 79,470,000 shares and warrants in the aggregate amount of HK$16,329,000 in Leadership Publishing to Sun Media. On completion of the Sale and Purchase Agreement, Genius Ideas Limited has entered into the following agreements:–

(i) a deed of settlement with Leadership Publishing, Sing Pao Newspaper Company Limited and other vendors under which Genius Ideas Limited agreed to waive approximately HK$25,515,000 so as to reduce the total indebtedness to HK$14,694,000 (the "Reduced Loan"). The Reduced Loan together with interest thereon, shall only be due and repayment on the date ("Payment Date") falling on the expiry of 30 calendar months after the year end of any financial year of Leadership Publishing after the completion in respect of which Leadership Publishing has generated profits after taxation in its audited accounts, provided the relevant Payment Date shall not fall after the twentieth anniversary of the date of completion; and

(ii) a deed of assignment with Leadership Publishing, Sing Pao Newspaper Company Limited

and Sun Media (or its nominee) to give effect to the assignment of HK$9,796,000 being part of the Reduced Loan to Sun Media (or its nominee). The consideration of such assignment will be satisfied by the issue and allotment of 97,960,000 new ordinary shares of HK$0.02 each in the capital of Sun Media at the expiry of 2 calendar years from the date of completion of the Sale and Purchase Agreement at an issue price of HK$0.10 per share (subject to adjustment).

CAPITAL REORGANIZATION

In March 2003, the Company completed capital reorganization. Upon such reorganization, the par value of each issued and unissued shares of the Company was effectively reduced to HK$0.01 per share. The paid up share capital was reduced from HK$160,303,202.95 to HK$1,603,032.02 and the authorized share capital was reduced from HK$650 million to HK$200 million by cancellation of 45,000 million unissued reorganized shares. Please refer to the circular of the Company dated February 21, 2003 for details.

OUTLOOK

The results of our core business for fiscal year 2002/2003 continued to be encouraging amidst the current economic environment. The economies worldwide and locally have experienced a number of turbulent events in recent years. These events have gradually culminated to cause the unfavorable trading climates we are facing today. The Asian financial crisis in 1997 was followed by a global decline in financial stock markets as result of the crash of certain speculative high technology players. Soon, the growth and continuous spread of terrorism led to the destructive 911 attack in the U.S. in 2001. The recent U.S. invasion against Iraq and the outbreak of infectious diseases such as birds' flu and SARS also caused uneasiness in financial markets around the world. These factors, coupled with heightened financial and securities reporting requirements created to combat corporate misconduct in the U.S. (as a result of corporate scandals from ENRON and Worldcom etc.), have caused difficult and challenging business environments for companies worldwide. Under such circumstances, the Group, without exception, has been adjusting on certain investments in securities in line with the significant decline in fair value.

Despite these unfavorable circumstances, the Group is very proud of its core Memorex® trading business, which, through the implementation of sound strategies, has been able to weather the economic storms. The Group witnessed continuous and satisfactory growth in both market share and revenue this year. Notwithstanding this growth, the Group recognizes that to overcome the hurdles before us, the Group will need to adjust its management and

business policies. For its investment portfolio, the Group intends to divest those investments with negative to zero cash flows as far as practicable and look for investments with stable growth and cash flows, similar to Provisions Suppliers Corporation Limited which the Group acquired in 2002.

Looking forward, the Company envisages continuous profit contribution to the Group from its core business and will keep pursuing its dominant dual business strategy towards geographic expansion of Asian markets and innovation in products. Notwithstanding the worldwide economic uncertainties, the Company is confident that our business will turn around from the dark time to a gleaming future with our solid and profit-making core business and adoption of new business plans.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2003 with those paragraphs of the Code of Best Practice as set out in Appendix 14 of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the Company's audited financial statements for the year ended March 31, 2003.

DETAILED RESULTS ANNOUNCEMENT

A detailed result announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be subsequently published on The Stock

Exchange of Hong Kong Limited's website in due course.

APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow board members, the management and employees for their hard work and contribution to the Group in the past year.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 21, 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Thursday, August 28, 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements for the year ended March 31, 2003 and the Reports of the Directors and Auditors thereon.

2. To declare a final dividend for the year ended March 31, 2003.

3. To re-elect Directors and to authorise the Board of Directors to fix their remuneration for the ensuing year.

4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the issued share capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock

Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognized stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the Shares in issue as at the date of the passing of this resolution; and the authority pursuant to this resolution shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if though fit, pass the following resolution, as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares of HK$0.01 each in the capital of the Company and to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers subject to and in accordance

with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, whether pursuant to an option or otherwise, and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any issue of Shares in the Company under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to subscribe for Shares in the Company; (iii) any issue of Shares in the Company as scrip dividend or any similar arrangement providing for the allotment of Shares in the Company in lieu of the whole or part of a dividend pursuant to the Bye-laws of the Company from time to time; or (iv) any issue of Shares in Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

"Rights Issue" means an offer of Shares of the Company open for a period fixed by the Directors of the Company to the holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date, subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company."

7. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"**THAT** conditional upon Ordinary Resolutions numbered 5 and 6 set out in the Notice convening this annual general meeting of the Company dated July 21, 2003, (the "Notice") being duly passed, the general mandate granted to the Directors of the Company pursuant to Ordinary Resolution numbered 6 set out in the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered 5 set out in the Notice, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

By the Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 21, 2003

Principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the annual general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch registrar, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong not less than 48 hours before the time appointed for holding the annual general meeting (or any adjourned meeting).

3. The register of members of the Company will be closed from Thursday, September 25, 2003 to Monday, September 29, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's branch registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong for registration not later than 4:00 p.m. on Wednesday, September 24, 2003.

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hanny Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

POSSIBLE DISCLOSEABLE TRANSACTION IN CONNECTION WITH A MANDATORY CONDITIONAL CASH OFFER

29 July 2003

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 4

Terms of the Offers 5

Information on the ITC Corporation, the Company and Paul Y. - ITC 7

Information on China Strategic 8

The Condition of the Offers 11

Reasons of the Offers 11

Intention of the Offerors regarding China Strategic 11

Financial Resources for the Offers 12

Maintaining the Listing Status of China Strategic 12

General Information 13

Additional Information 13

Appendix — General Information 14

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement dated 8 July 2003 made jointly by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic regarding the Offers
"China Strategic"	China Strategic Holdings Limited, a limited liability company incorporated in Hong Kong, the securities of which are listed on the Stock Exchange
"China Strategic Group"	China Strategic and its subsidiaries
"China Strategic Option(s)"	share option(s) granted by China Strategic under the share option scheme adopted on 20 July 1992
"China Strategic Share(s)"	share(s) of HK$0.10 each in the share capital of China Strategic
"China Strategic Shareholder(s)"	holder(s) of China Strategic Share(s)
"China Strategic Warrant(s)"	warrant(s) of China Strategic carrying rights to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share, at any time from 29 August 2002 up to and including 31 December 2003
"China Strategic Warrantholder(s)"	holder(s) of China Strategic Warrant(s)
"Directors"	the directors, including independent non-executive directors, of Hanny
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Hanny" or the "Company"	Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Hanny Group" or the "Group"	Hanny and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent board committee to be duly appointed by the board of China Strategic, to give advice in respect of the Offers
"Independent Third Parties"	parties not connected nor acting in concert with the directors, chief executives or substantial shareholders of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic or any of their subsidiaries or an associate (as defined in the Listing Rules) of any of them
"ITC Corporation"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Kingsway Capital"	Kingsway Capital Limited, a fellow subsidiary of Kingsway SW Securities, a Licensed Corporation and the financial adviser to Hanny and Paul Y. - ITC in relation to the Offers
"Kingsway SW Securities"	Kingsway SW Securities Limited, a fellow subsidiary of Kingsway Capital and a Licensed Corporation

"Latest Practicable Date"	24 July 2003, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Licensed Corporation"	a party falling within the definition of "licensed corporation" in the SFO
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offers"	the mandatory conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options
"Offer Document"	means the offer document setting out, amongst others, the details and the terms of the Offers, together with the forms of acceptance and transfer to be despatched to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder in accordance with the Takeovers Code
"Offerors"	Calisan Developments Limited and Well Orient Limited, which are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively
"parties acting in concert"	has the same meaning ascribed to that term in the Takeovers Code
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a limited liability company incorporated in Bermuda, the securities of which are listed on the Stock Exchange
"PRC"	the People's Republic of China, and for the purpose of this circular, excluding Hong Kong and the Macau Special Administrative Region of the People's Republic of China
"SFC"	Securities and Futures Commission
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	the mandatory conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the issued China Strategic Shares other than those owned by the Offerors and parties acting in concert with them at HK$0.139 per China Strategic Share on the terms and subject to the conditions set out in the Offer Document
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplementary Announcement"	the supplementary announcement dated 21 July 2003 made jointly by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic regarding the Offer
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

"Warrant Offer"	the mandatory conditional cash offer to be made by Kingsway SW Securities, on behalf of the Offerors, to acquire all the outstanding China Strategic Warrants other than those owned by the Offerors or parties acting in concert with them at HK$0.001 per China Strategic Warrant on the terms and subject to the conditions set out in the Offer Document
"HK$"	Hong Kong dollars
"%"	percentage

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-Executive Directors:
Mr. Fok Kin Ning, Canning
Ms. Shih, Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Ms. Ma Wai Man, Catherine
Mr. Kwok Ka Lap, Alva

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

29 July 2003

To the shareholders and, for information only, to the holders of share options granted under the Company's employee share option scheme

Dear Sir and Madam,

POSSIBLE DISCLOSEABLE TRANSACTION IN CONNECTION WITH A MANDATORY CONDITIONAL CASH OFFER BY KINGSWAY SW SECURITIES ON BEHALF OF THE OFFERORS TO ACQUIRE ALL THE ISSUED CHINA STRATEGIC SHARES AND OUTSTANDING CHINA STRATEGIC WARRANTS, OTHER THAN THE CHINA STRATEGIC SHARES AND CHINA STRATEGIC WARRANTS PRESENTLY OWNED BY THE OFFERORS AND PARTIES ACTING IN CONCERT WITH THEM, AND TO CANCEL ALL OUTSTANDING CHINA STRATEGIC OPTIONS

INTRODUCTION

On 8 July 2003, the respective boards of directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic jointly announced that the Offerors, through Kingsway SW Securities, will make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all

outstanding China Strategic Options at HK$0.001 per China Strategic Option. The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares necessary to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of its issued share capital.

On 9 July 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 China Strategic Shares, representing 5.98% of the issued share capital of China Strategic, at the open market at a price of HK$0.10 per China Strategic Share. After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

On 21 July 2003, the Offerors have notified China Strategic that, to make the offer price under the Share Offer more attractive to the China Strategic Shareholders, the offer price under the Share Offer is to be increased from HK$0.10 to HK$0.139 per China Strategic Share, representing an increase of 39%.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the offer period will be distributed to the Offerors in equal proportion.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

As one of the Offerors, namely, Well Orient Limited, is an indirect wholly-owned subsidiary of Hanny, the Offers may constitute a possible discloseable transaction for Hanny. The purpose of this circular is to provide you with further information on the Offers.

TERMS OF THE OFFERS

The Offers will be made in compliance with the Takeovers Code, which is administered by the Executive. Kingsway SW Securities, on behalf of the Offerors, will make the Offers to acquire all the issued China Strategic Shares and the outstanding China Strategic Warrants, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options on the following basis:

for each China Strategic Share .... **HK$0.139 in cash**

for each China Strategic Warrant .... **HK$0.001 in cash**

for cancellation of each China Strategic Option .... **HK$0.001 in cash**

and on the terms set out in the Offer Document. The China Strategic Shares to be acquired under the Share Offer will be acquired with the right to all future dividends and distributions.

The China Strategic Shares and the China Strategic Warrants to be acquired under the Offers will be acquired free from all encumbrances and any other third party rights.

Pursuant to the Offers, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholder and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

The revised offer price of HK$0.139 per China Strategic Share payable under the Share Offer represents:

— a discount of approximately 4.14% to the closing price of HK$0.145 per China Strategic Share as quoted on the Stock Exchange on 10 July 2003, being the last trading day on which China Strategic Shares were traded on the Stock Exchange prior to the publication of the Supplementary Announcement;

- a premium of approximately 41.12% to the average closing price of HK$0.0985 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003;
- a premium of approximately 54.96% to the average closing price of HK$0.0897 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 10 July 2003; and
- a premium of approximately 54.27% to the average closing price of HK$0.0901 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 10 July 2003.

The consideration per China Strategic Share payable under the Share Offer represents a discount of 93.32% on the net asset value per China Strategic Share of HK$2.08 based on the audited accounts of China Strategic as at 31 December 2002.

As the average daily trading volume for China Strategic Shares was very thin during the six months before the publication of the Announcement, if any China Strategic Shareholders want to dispose their investments in China Strategic in the open market, it is very likely to significantly depress the China Strategic Share price. During the six month period preceding the date of the Supplementary Announcement, the highest and lowest closing prices of the China Strategic Share traded on the Stock Exchange were HK$0.15 and HK$0.08 per China Strategic Share respectively.

The China Strategic Warrants are currently out-of-the-money and will expire after 31 December 2003. Accordingly, an offer at HK$0.001 is being made for each China Strategic Warrant. The price of HK$0.001 per China Strategic Warrant represents:

- a discount of approximately 95.00% to the closing price of HK$0.02 per China Strategic Warrant as quoted on the Stock Exchange on 10 July 2003, being the last trading day on which China Strategic Warrants were traded on the Stock Exchange prior to the publication of the Supplementary Announcement; and
- a discount of approximately 91.67% to the average closing price of HK$0.012 per China Strategic Warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003.

China Strategic has issued to Ms. Chan Ling, Eva, an executive director of China Strategic, China Strategic Options to subscribe for up to 75,000 China Strategic Shares under its share option scheme at a subscription price of HK$3.145 per China Strategic Share. The China Strategic Options are currently out-of-the-money. Further, the price of each China Strategic Share is substantially lower than the exercise price of the China Strategic Options and these China Strategic Options are non-assignable and non-transferable. Taking into consideration the above factors, Kingsway SW Securities is making an offer, on behalf of the Offerors, to the China Strategic Options holder for her to surrender her China Strategic Options for cancellation at HK$0.001 for each China Strategic Option outstanding pursuant to the Takeovers Code. Ms. Chan Ling, Eva (the holder of China Strategic Options) has undertaken to the Offerors that she will not exercise her China Strategic Options during the period in which the Offers remain open.

Assuming full acceptance of the Offers, the cash consideration payable by the Offerors at the offer price of HK$0.139 per China Strategic Share, HK$0.001 per China Strategic Warrant and HK$0.001 per China Strategic Option will amount to approximately HK$74.9 million, in which approximately HK$74.8 million, HK$117,630 and HK$75 will be used for the acquisition of China Strategic Shares, China Strategic Warrants and China Strategic Options respectively.

INFORMATION ON ITC CORPORATION, THE COMPANY AND PAUL Y. - ITC

As at the Latest Practicable Date, the Offerors and parties acting in concert with them are interested in 291,675,000 China Strategic Shares, representing an aggregate interest of approximately 35.16% of the existing issued share capital of China Strategic. As at the Latest Practicable Date, China Strategic also has outstanding China Strategic Warrants conferring right to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share. Upon full conversion of all China Strategic Warrants, 165,893,682 new China Strategic Shares will be issued, representing approximately 20.0% of the existing total issued China Strategic Shares and approximately 16.67% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares.

Each of the Offerors holds 24,132,000 China Strategic Warrants, representing approximately 14.55% of the outstanding China Strategic Warrants. Upon full conversion of all China Strategic Warrants by the Offerors, 48,264,000 new China Strategic Shares will be issued, representing approximately 5.82% of the existing total issued China Strategic Shares and approximately 5.50% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares.

Information about ITC Corporation

ITC Corporation is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies including, in addition to Paul Y. - ITC and China Strategic, interests in Hanny, Burcon NutraScience Corporation, Star East Holdings Limited, M Channel Corporation Limited, Downer EDI Limited, Ananda Wing On Travel (Holdings) Limited, Rosedale Hotel Group Limited, China Enterprises Limited and MRI Holdings Limited. In addition to those businesses carried out through Paul Y. - ITC, the principal activities of ITC Corporation group comprise the investment and property holdings, provision of finances, and trading of building materials and machinery.

Information about Calisan Developments Limited and Paul Y. - ITC

Calisan Developments Limited, one of the Offerors, is a limited liability company which was incorporated in the British Virgin Islands on 2 May 1991 and it is an investment holding company which, as at the Latest Practicable Date, directly holds 145,492,500 China Strategic Shares, representing approximately 17.54% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by Calisan Developments Limited, representing approximately 2.91% of the existing total issued China Strategic Shares and approximately 2.83% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares. Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC.

The principal business of Paul Y. - ITC group includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. Paul Y. - ITC is beneficially owned as to approximately 64.46% by ITC Corporation.

Information about Well Orient Limited and Hanny

Well Orient Limited, one of the Offerors, is a limited liability company which was incorporated in Hong Kong on 21 August 2000 and it is an investment holding company. As at the Latest Practicable Date, Well Orient Limited and its concert parties directly hold 145,492,500 and 690,000 China Strategic Shares respectively, representing approximately 17.54% and 0.08% of issued share capital of China Strategic. In addition, Well Orient Limited directly hold 24,132,000 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by Well Orient Limited, representing approximately 2.91% of the existing total issued China Strategic Shares and approximately 2.83% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares. Well Orient Limited is an indirect wholly-owned subsidiary of Hanny.

The principal business of Hanny Group includes trading of computer related products and consumer electronic products. Hanny also trades securities and invests in information technology businesses. Hanny is beneficially owned as to approximately 28.26% by ITC Corporation.

INFORMATION ON CHINA STRATEGIC

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

As at the Latest Practicable Date, Dr. Chan Kwok Keung, Charles indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC.

By virtue of his being the controlling shareholder of ITC Corporation, as at the Latest Practicable Date, Dr. Chan Kwok Keung, Charles is deemed to be interested in 145,492,500 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC group under the Part XV of SFO.

In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

Save as disclosed above, Dr. Chan Kwok Keung, Charles and other directors of ITC Corporation, Hanny and Paul Y. - ITC and their respective concert parties do not hold any China Strategic Shares, China Strategic Warrants and/or China Strategic Options. Save for its interest in China Strategic through Hanny and Paul Y. - ITC, ITC Corporation does not hold any direct and/or indirect interest in China Strategic.

As at the Latest Practicable Date, the Offerors and their concert parties hold approximately 35.16% of the issued share capital of China Strategic. Assuming the Offers close in full acceptance and before the Offerors placing down their interests in China Strategic in order to maintain not less than 25% of the China Strategic Shares in the public hand, the Offerors and their concert parties will hold 100% of the issued share capital of China Strategic.

The financial information of China Strategic extracted from the audited consolidated financial statements of China Strategic for the two financial years ended 31 December 2002 is as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Loss before taxation	(695,566)	(1,001,147)
Taxation	(18,041)	(5,982)
Loss before minority interests	(713,607)	(1,007,129)
Minority interests	236,500	408,399
Net loss from ordinary activities attributable to China Strategic Shareholders	(477,107)	(598,730)
Net tangible assets	1,728,935	2,167,946

The Offers would result in Hanny having a decrease in cash and bank balances and an increase in investment. The extent of liabilities incurred will depend on the amount of external funding used to finance the Offers. Before the Offers, since Hanny holds less than 20% interest in China Strategic, it does not account for China Strategic as an associated company in its financial statements. After the successful

completion of the Offers, Hanny will be able to recognise China Strategic as an associated company of Hanny. As a result, income statement of Hanny will reflect the financial performance of China Strategic through sharing the earning or loss of China Strategic.

The following charts summarise the shareholding structure of China Strategic immediately before the publication of the Supplementary Announcement and after full acceptance of the Offers:

Before the publication of the Supplementary Announcement


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372–HK)
28.26%
64.46%
Concert parties
of the Offerors
Hanny Holdings Limited
(275–HK)
Paul Y. - ITC Construction
Holdings Limited
(498–HK)
Public
0.08% (Note 2)
17.54% (Note 1)
17.54% (Note 1)
64.84%
China Strategic Holdings Limited
(235–HK)

After full acceptance of the Offers but before the Offerors place down their interests in China Strategic:


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372–HK)
28.26%
64.46%
Concert parties
of the Offerors
Hanny Holdings Limited
(275–HK)
Paul Y. - ITC Construction
Holdings Limited
(498–HK)
0.08% (Note 2)
49.96%
49.96%
China Strategic Holdings Limited
(235–HK)

After full acceptance of the Offers and the Offerors place down their interests in China Strategic:


Dr. Chan Kwok Keung, Charles
34.82%
ITC Corporation Limited (372–HK)
1.06%
28.26%
64.46%
Concert parties of the Offerors
Hanny Holdings Limited (275–HK)
Paul Y. - ITC Construction Holdings Limited (498–HK)
Public
0.08% (Note 2)
37.46%
37.46%
25%
China Strategic Holdings Limited (235–HK)

Notes:

1. As at the Latest Practicable Date, 64.46% and 1.06% of issued share capital of Paul Y. - ITC are indirectly held by ITC Corporation and directly held by Dr. Chan Kwok Keung, Charles respectively. 400 shares of Paul Y. - ITC, representing 0.00004% of issued share capital of Paul Y. - ITC, are held by Mr. Cheung Hon Kit, a director of ITC Corporation, Hanny and Paul Y. - ITC, and 6,445 shares of Paul Y. - ITC, representing 0.0006% of issued share capital of Paul Y. - ITC, are held by Mr. Law Man Wah, Conrad, a director of Paul Y. - ITC. Save for the above, the remaining 34.48% of issued share capital of Paul Y. - ITC are held by public investors.

2. As at the Latest Practicable Date, the Offerors and their concert parties (Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary) are interested in 290,985,000 and 690,000 China Strategic Shares (650,000 China Strategic Shares and 40,000 China Strategic Shares were owned by Ms. Ma Wai Man, Catherine and Ms. Lee Li respectively) respectively, representing 35.08% and 0.08% of the issued share capital of China Strategic respectively. The remaining 64.84% of issued share capital of China Strategic are held by public investors, in which 11.62% of the issued share capital of China Strategic are held by Mr. Oei Hong Leong, ex-chairman and ex-director of China Strategic.

THE CONDITION OF THE OFFERS

The Offers is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offers, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

It should be noted that the Offerors are subject to the aforesaid condition and the possible discloseable transaction in relation to the Offers may or may not proceed. Investors are advised to exercise extreme caution in dealing in the securities of Hanny.

REASONS OF THE OFFERS

As the liquidity of the China Strategic Shares is low, the Offers give China Strategic Shareholders and China Strategic Warrantholders an opportunity to realise their investments in China Strategic. In addition, the average daily trading volume for China Strategic Shares was very thin during the six months before the publication of the Announcement. If any China Strategic Shareholder wants to dispose their investments in China Strategic at the open market, it is very likely to significantly depress the China Strategic Share price.

To the extent that the Offerors are successful in acquiring China Strategic Shares either through market purchases or through acceptances to the Share Offer, the Offerors will be able to enhance their investment in China Strategic by improving their share of the net assets of China Strategic and reduce their average investment cost in China Strategic.

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects. The Offerors consider that the Offers could strengthen their ties with China Strategic and enhance their profile in the PRC. Having considered the economy in the PRC has maintained good impetus and the consumption power of Chinese people has steadily improved throughout this decade, the Offerors expect that the investments and businesses of China Strategic in the PRC will contribute long-term financial benefit to the Offerors. At present, since Hanny and Paul Y. - ITC each holds less than 20% interest in China Strategic, neither of them accounts for China Strategic as an associated company in their respective financial statements. After the successful completion of the Offers, the Offerors will be able to recognise China Strategic as an associated company which will enhance the long term investment value of Hanny and Paul Y. - ITC group.

INTENTION OF THE OFFERORS REGARDING CHINA STRATEGIC

The Offers will not of itself result in any change in the board of directors, management, business or the continued employment of the employees, including directors, of China Strategic Group or any of its associated companies under the control of China Strategic.

Following the close of the Offers, the Offerors intend to continue the existing business of China Strategic Group and currently the Offerors have no intention to re-deploy fixed assets of China Strategic Group. Further, the Offerors have no intention to inject any assets or businesses into and/or dispose any assets or businesses from China Strategic Group immediately after completion of the Offers.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the offer period will be distributed to the Offerors in equal proportion. To ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public after the Offers, the Offerors will place down their interests in China Strategic as soon as possible. China Strategic will become an associated company of Hanny and Paul Y. - ITC after the Offers and the placing.

Under Rule 2.4 of the Takeovers Code, a competent independent advice as to whether the making of the offer is in the interests of the offeror's shareholders is required if the directors of the offeror are faced with a conflict of interest. Such advice must also be obtained before announcing an offer. However, in this case, Rule 2.4 of the Takeovers Code is inapplicable as stated in note 3 of the Rule 2.4 of the Takeovers Code, as the conflict of interest arises mainly due to the existence of common directors among the boards of the Offerors and China Strategic.

FINANCIAL RESOURCES FOR THE OFFERS

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offers and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities and the remaining HK$14.9 million will be financed by internal resources of the Offerors, to enable the Offerors to satisfy full acceptance of the Offers. Pursuant to the loan and mortgage agreements between the Offerors and Kingsway SW Securities, the Offerors agreed to pledge their 290,985,000 China Strategic Shares beneficially owned by the Offerors and any China Strategic Shares to be acquired by the Offerors under the Share Offer or otherwise during the offer period to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities.

MAINTAINING THE LISTING STATUS OF CHINA STRATEGIC

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers. The Offerors and China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offers will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public. When the Offers close, should there be less than 25% of China Strategic Shares and China Strategic Warrants in public hands, the directors of the Offerors presently intend to take appropriate steps which may include, placing down their interests in China Strategic to Independent Third Parties within one month after closing of the Offers.

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and China Strategic Warrants on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the China Strategic Shares and China Strategic Warrants; or**
- **there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in China Strategic Shares and China Strategic Warrants.**

In this connection, it should be noted that upon completion of the Offers, there may be an insufficient public float for the China Strategic Shares and China Strategic Warrants and, therefore, trading in the China Strategic Shares and China Strategic Warrants may be suspended until a sufficient level of public float is attained.

If China Strategic remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by China Strategic. Any acquisitions or disposals of assets by China Strategic and its subsidiaries will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has discretion to require China Strategic to issue a circular and an announcement to China Strategic Shareholders irrespective of the size of the proposed acquisitions and disposals of assets by China Strategic, particularly where such proposed acquisitions and disposals of assets by China Strategic represent a departure from the principal activities of China Strategic. The Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by China Strategic and any such acquisitions and disposals of assets may result in China Strategic being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Listing Rules.

GENERAL INFORMATION

Offer Document

An Offer Document setting out, amongst others, the details and the terms of the Offers, together with the forms of acceptance and transfer will be despatched by the Offerors to all China Strategic Shareholders, China Strategic Warrantholders and China Strategic Options holder on or 29 July 2003.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix of this circular.

Your faithfully,
For and on behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to ITC Corporation group, the Group, Paul Y. - ITC group and China Strategic group.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular relating to the Group and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The information in this circular relating to ITC Corporation, Paul Y. - ITC and China Strategic, and their respective subsidiaries has been extracted or summarized from information provided by ITC Corporation, Paul Y. - ITC and China Strategic, at the request of the Company or from publicly available information. The Directors have made all reasonable enquiries and collectively and individually accept responsibility for the accuracy of extracts or summaries of such information.

DISCLOSURE OF INTERESTS

(i) Interests of Directors and chief executive

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered in the register required to be kept under section 352 of the SFO were as follows:

(a) *Interests in the Shares of Company*

Name of director/ chief executive	Nature of interest	Long position/ Short position	Number of Shares held	Approximate % of the existing ordinary issued share capital of the Company
Dr. Chan Kwok Keung, Charles *("Dr. Chan")*	Corporate interest	Long position	45,298,813	28.26%
Ms. Kee Shui Wah *(Notes)*	Personal interest	Long position	400	0.00025%

Notes:

1. These interests do not include that in underlying shares of equity derivates of the Company. These interests need to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan and Ms. Kee Shui Wah in the Company.

2. Dr. Chan is deemed to have a corporate interest in 45,298,813 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests of shareholders discloseable pursuant to the SFO" below.

(b) *Interests in equity derivatives (as defined in the SFO) of the Company*

Name of Director/ Chief Executive	Long position/ short position	Nature of interest	Exercisable Period	Number of Options	Exercise price per share HK$	Approximate % of the existing issued share capital of the Company
Dr. Chan	Long position	Personal interest	8.31.2001 to 8.30.2006	4,000,000	2.9888	2.49%
Dr. Yap, Allan	Long position	Personal interest	8.31.2001 to 8.30.2006	3,250,000	2.9888	2.03%
Mr. Lui Siu Tsuen, Richard	Long position	Personal interest	8.31.2001 to 8.30.2006	1,750,000	2.9888	1.09%
Mr. Chan Kwok Hung	Long position	Personal interest	8.31.2001 to 8.30.2006	1,750,000	2.9888	1.09%
Ms. Kee Shui Wah	Long position	Personal interest	8.31.2001 to 8.30.2006	750,000	2.9888	0.47%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company had, under Divisions 7 and 8 of Part XV of the SFO, nor were they taken to or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

(ii) **Interests of shareholders discloseable pursuant to the SFO**

(a) As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following party had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Name of Shareholders	*Note*	Long position/ short position	Nature of interest	Nos. of shares of the Company held	No. of underlying shares (unlisted equity derivates of the Company) held	Approximate % of the issued share capital of the Company
Ms. Ng Yuen Lan, Macy	1	Long position	Family interest	45,298,813	—	28.26%
Ms. Ng Yuen Lan, Macy	1	Long position	Family interest	—	4,000,000	2.49%
Dr. Chan	1	Long position	Corporate interest	45,298,813		28.26%
Dr. Chan	1	Long position	Personal interest	—	4,000,000	2.49%
Chinaview	1	Long position	Corporate interest	45,298,813	—	28.26%
Galaxyway Investments Limited ("Galaxyway")	1	Long position	Corporate interest	45,298,813	—	28.26%

Name of Shareholders	*Note*	Long position/ short position	Nature of interest	Nos. of shares of the Company held	No. of underlying shares (unlisted equity derivates of the Company) held	Approximate % of the issued share capital of the Company
ITC Corporation Limited ("ITC")	1	Long position	Corporate interest	45,298,813	—	28.26%
ITC Investment Holdings Limited ("ITC Investment")	1	Long position	Corporate interest	45,298,813	—	28.26%
Mankar Assets Limited ("Mankar")	1	Long position	Corporate interest	45,298,813	—	28.26%
Famex Investment Limited ("Famex")	1	Long position	Corporate interest	45,298,813	—	28.26%
Hutchison Whampoa Limited ("HWL")	2	Long position	Corporate interest	10,002,653	—	6.23%
Hutchison International Limited ("HIL")	2	Long position	Corporate interest	10,002,653	—	6.23%
Yachting Investments Limited ("Yachting")	2	Long position	Corporate interest	10,002,653	—	6.23%
Cobbleford Limited ("Cobbleford")	2	Long position	Beneficial Owner	10,002,653	—	6.23%
Mr. Li Ka-shing	2 & 3	Long position	Founder of discretionary trusts	10,002,653	—	6.23%
Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust)	2 & 3	Long position	Trustee	10,002,653	—	6.23%
Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust)	2 & 3	Long position	Trustee	10,002,653	—	6.23%
Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust)	2 & 3	Long position	Trustee	10,002,653	—	6.23%
Cheung Kong (Holdings) Limited ("CKH")	2 & 3	Long position	Corporate interest	10,002,653	—	6.23%

Notes:

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy was the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 45,298,813 shares which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 4,000,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

(2) Cobbleford is a wholly-owned subsidiary of Yachting, which in turn is a wholly-owned subsidiary of HIL. HIL is a wholly-owned subsidiary of HWL. Certain subsidiaries of CKH are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of HWL. Yachting, HIL, HWL and CKH are all deemed to be interested in 10,002,653 shares held by Cobbleford.

(3) Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The

Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of CKH.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of another discretionary trust. Each of TDT1 and TDT2 holds units in The Li Ka-Shing Unity Trust.

CKH, Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Corporation Limited and Mr. Li Ka-shing were all deemed to be interested in 10,002,653 shares which are held by Cobbleford.

(b) **Substantial shareholding in other members of the Group**

So far as is known to the Directors and the chief executive, the following entities are, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the subsidiaries of the Company as at the Latest Practicable Date:

Name of subsidiary	Name of shareholder	Percentage of issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Cyber Business Network (Singapore) Pte Ltd	Great Wealth Capital Ltd	21.5%
	Picador International Ltd	20%

Save as disclosed paragraph 3 above, the Directors and the chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares which would fall to be disclosed to the Company under the Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

SERVICE CONTRACTS

None of the Directors has entered into any service contracts with any member of the Group which is not terminable by the Group within one year without any payment of compensation, other than statutory compensation.

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration proceedings of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

GENERAL

a. The secretary of the Company is Ms. Cheng Wai Chu, Judy, who is a qualified company secretary.

b. The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the principal place of business of the Company in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

c. The branch share registrar and transfer office of the Company is Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

d. The English text of this circular shall prevail over the Chinese text.

閣下如對本通函各方面**有任何疑問**，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下錦興集團有限公司股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行經理、股票經紀或其他代理商，以便轉交買主或承讓人。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
（錦興集團有限公司）
（於百慕達註冊成立之有限公司）

有關強制性有條件現金收購建議之
可能須予披露交易

二零零三年七月二十九日

目　錄

頁次

釋義 1

董事會函件

緒言 4
該等收購建議之條款 5
有關德祥企業、本公司及保華德祥之資料 7
有關中策之資料 8
該等收購建議之條件 11
進行該等收購建議之原因 11
收購人對中策之意向 11
該等收購建議之財務資源 12
維持中策之上市地位 12
一般資料 13
其他資料 13

附錄 — 一般資料 14

於本通函內，除文義另有所指外，以下詞語具有下列涵義：

「公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月八日就該等收購建議聯合發表之公佈
「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「中策集團」	指	中策及其附屬公司
「中策購股權」	指	中策根據一九九二年七月二十日採納之購股權計劃所授出之購股權
「中策股份」	指	中策股本中每股面值0.10港元之股份
「中策股東」	指	中策股份之持有人
「中策認股權證」	指	中策之認股權證，附帶權利可由二零零二年八月二十九日起至二零零三年十二月三十一日止(包括該日)，隨時以認購價每股中策股份0.16港元，認購165,893,682股中策股份
「中策認股權證持有人」	指	中策認股權證之持有人
「董事」	指	錦興之董事，包括獨立非執行董事
「執行理事」	指	證監會企業融資部之執行理事或執行理事所指派之任何人士
「錦興」或「本公司」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「錦興集團」或「本集團」	指	錦興及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由中策董事會正式委任之獨立董事委員會，就該等收購建議提供意見
「獨立第三者」	指	與德祥企業、錦興、保華德祥及中策或彼等任何附屬公司之董事、主要行政人員或主要股東或彼等之任何聯繫人(定義見上市規則)概無關連，以及並非彼等之一致行動人士
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「滙富融資」	指	滙富融資有限公司，滙富証券之同集團附屬公司，為持牌法團，並為錦興及保華德祥就該等收購建議之財務顧問
「滙富証券」	指	滙富証券有限公司，滙富融資之同集團附屬公司，為持牌法團

「最後實際可行日期」	指	二零零三年七月二十四日，即本通函付印前為確認本通函所載若干資料之最後實際可行日期
「持牌法團」	指	屬於證券及期貨條例「持牌法團」所界定之人士
「上市規則」	指	聯交所證券上市規則
「該等收購建議」	指	滙富証券代表收購人提出之強制性有條件現金收購建議，以收購所有已發行中策股份及尚未行使中策認股權證(收購人及彼等之一致行動人士現時擁有之中策股份及中策認股權證除外)，及註銷所有尚未行使中策購股權
「收購建議文件」	指	將根據收購守則寄發予全體中策股東、中策認股權證持有人及中策購股權持有人之收購建議文件，載有(其中包括)該等收購建議之詳情及條款，連同接納及過戶表格
「收購人」	指	Calisan Developments Limited及威倫有限公司，分別為保華德祥及錦興之間接全資附屬公司
「一致行動人士」	指	具有收購守則所賦予之相同定義
「保華德祥」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「中國」	指	中華人民共和國，就本通函而言，不包括香港及中華人民共和國澳門特別行政區
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份收購建議」	指	根據收購建議文件之條款及在其條件規限下，滙富証券代表收購人提出之強制性有條件現金收購建議，按每股中策股份0.139港元收購所有已發行中策股份(收購人及與其一致行動人士擁有之已發行中策股份除外)
「聯交所」	指	香港聯合交易所有限公司
「補充公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月二十一日就收購建議聯合發表之補充公佈
「收購守則」	指	香港公司收購及合併守則

「認股權證收購建議」	指	根據收購建議文件之條款及在其條件規限下，滙富證券代表收購人提出之強制性有條件現金收購建議，按每份中策認股權證0.001港元收購所有尚未行使中策認股權證(收購人及與其一致行動人士擁有之尚未行使中策認股權證除外)
「港元」	指	港元
「%」	指	百分比

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(錦興集團有限公司)

(於百慕達註冊成立之有限公司)

執行董事：
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)
陳國鴻先生

非執行董事：
霍建寧先生
施熙德女士(霍建寧先生之替任董事)
葉德銓先生
張漢傑先生

獨立非執行董事：
袁天凡先生
曾令嘉先生
馬慧敏女士
郭嘉立先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者：

可能須予披露交易
有關滙富証券代表
收購人提出強制性有條件現金收購建議
收購全部已發行中策股份及
尚未行使之中策認股權證
(收購人及與其一致行動人士
現時擁有之中策股份及中策認股權證除外)
以及註銷所有尚未行使之中策購股權

緒言

於二零零三年七月八日，德祥企業、錦興、保華德祥及中策各自之董事會聯合宣佈，收購人透過滙富証券將提出自願有條件現金收購建議，作價分別為每股中策股份0.10港元及每份中策認股權證0.001港元，不包括收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證，以及按每份中策購股權0.001港元註銷所有尚未

行使之中策購股權。收購人亦已知會中策，滙富証券將代表收購人於需要時在市場上收購其他中策股份，以提升收購人於中策之總股權至超過中策已發行股本之50%。

於二零零三年七月九日，滙富証券(代表收購人)按每股中策股份0.10港元之價格，於公開市場上收購49,665,000股中策股份，相當於中策已發行股本之5.98%。於二零零三年七月九日購買股份後，收購人及彼等之一致行動人士擁有291,675,000股中策股份之權益，相當於中策已發行股本約35.16%，故根據收購守則第26條之規定，導致於自願收購建議之收購建議期間觸發強制性收購建議。

於二零零三年七月二十一日，收購人已知會中策，為使股份收購建議之收購價對中策股東而言更具吸引力，股份收購建議之收購價已由每股中策股份0.10港元增至0.139港元，增幅為39%。

滙富証券(代表收購人)於收購建議期間內收購之中策股份及中策認股權證，將以相等比例分派予收購人。

收購人亦已通知中策，於收購建議期間結束前，滙富証券(代表收購人)將會於市場上按不高於每股中策股份0.139港元之價格收購其他中策股份。

作為其中一名收購人，即威倫有限公司為錦興之一間間接全資附屬公司，故該等收購建議可能構成錦興之可能須予披露交易。本通函旨在為　閣下提供有關該等收購建議之其他資料。

該等收購建議之條款

該等收購建議將須遵從收購守則進行，而收購守則乃由執行理事監管。滙富証券(代表收購人)將提出該等收購建議，收購所有已發行中策股份及尚未行使中策認股權證，不包括收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證，以及註銷所有尚未行使中策購股權，基準如下：

每股中策股份...現金0.139港元
每份中策認股權證..現金0.001港元
註銷每份中策購股權...現金0.001港元

及按照載於該等收購建議文件內之條款。根據股份收購建議將予收購之中策股份，將連同所有未來股息及分派之權利一併收購。

根據該等收購建議將予收購之中策股份及中策認股權證於收購時，將不附帶所有產權負擔及任何第三者權利。

根據收購建議，就接納股份收購建議及／或認股權證收購建議之從價印花稅，為代價每1,000港元或不足1,000港元支付1.00港元，而接納收購建議之中策股東及／或中策認股權證持有人將須承擔有關費用，該筆款項將從接納股份收購建議及／或認股權證收購建議應付之代價中扣除，並將由收購人支付。

股份收購建議應付之經修訂收購價為每股中策股份0.139港元，較：

- 於二零零三年七月十日(即中策股份於發表補充公佈前在聯交所買賣之最後一個交易日)在聯交所所報之收市價每股中策股份0.145港元折讓約4.14%；

- 直至二零零三年七月十日(包括該日)為止連續十個交易日在聯交所所報之平均收市價每股中策股份0.0985港元溢價約41.12%；

- 直至二零零三年七月十日(包括該日)為止連續三十個交易日在聯交所所報之平均收市價每股中策股份0.0897港元溢價約54.96%；及

- 直至二零零三年七月十日(包括該日)為止六個月期間在聯交所所報之平均收市價每股中策股份0.0901港元溢價約54.27%。

股份收購建議應付之每股中策股份代價，較按照中策於二零零二年十二月三十一日之經審核賬目計算之每股中策股份資產淨值2.08港元折讓93.32%。

鑑於刊發公佈前六個月中策股份之平均每日成交量非常稀疏，倘任何中策股東欲在公開市場出售其於中策之投資，這樣很可能令中策股份之價格大受壓力而下調。於補充公佈日期前六個月期間，中策股份在聯交所買賣之最高及最低收市價分別為每股中策股份0.15港元及0.08港元。

中策認股權證現時為價外，及將於二零零三年十二月三十一日後屆滿。因此，以0.001港元提出收購每份中策認股權證。每份中策認股權證之作價0.001港元較：

- 每份中策認股權證於二零零三年七月十日(即中策認股權證於刊發補充公佈前在聯交所買賣之最後一個交易日)在聯交所所報之收市價0.02港元折讓約95.00%；及

- 每份中策認股權證於截至二零零三年七月十日(包括該日)止十個連續交易日在聯交所所報之平均收市價0.012港元折讓約91.67%。

中策已向中策執行董事陳玲女士發行中策購股權，根據購股權計劃可以認購價每股中策股份3.145港元認購最多達75,000股中策股份。中策購股權現時為價外。此外，每股中策股份之價格大幅低於中策購股權之行使價，及該等中策購股權為不可出讓及不可轉讓。經計及上述因素後，根據收購守則，滙富証券代表收購人向該名中策購股權持有人提出收購建議，建議其交出中策購股權，藉此以0.001港元註銷每份尚未行使之中策購股權。陳玲女士(中策購股權之持有人)已向收購人承諾，其將於該等收購建議公開供接納期間不會行使中策購股權。

假設全面接納該等收購建議，以收購價每股中策股份0.139港元、每份中策認股權證0.001港元及每份中策購股權0.001港元計，收購人應支付之現金代價，將約為74,900,000港元，其中約74,800,000港元、117,630港元及75港元將分別用作收購中策股份、中策認股權證及中策購股權。

有關德祥企業、本公司及保華德祥之資料

於最後實際可行日期，收購人及與彼等一致行動人士合共擁有291,675,000股中策股份，佔中策現有已發行股本約35.16%之權益總額。於最後實際可行日期，中策亦有尚未行使中策認股權證，附帶可認購165,893,682股中策股份之權利，認購價為每股中策股份0.16港元。於全面兑換所有中策認股權證後，將會發行165,893,682股新中策股份，相當於現有已發行中策股份總額約20.0%及經發行該等新中策股份擴大後之已發行中策股份總額約16.67%。

收購人各自持有24,132,000份中策認股權證，相當於尚未行使中策認股權證約14.55%。於收購人全面兑換所有中策認股權證後，將會發行48,264,000股新中策股份，相當於現有已發行中策股份總額約5.82%及經發行該等新中策股份擴大後之已發行中策股份總額約5.50%。

有關德祥企業之資料

德祥企業為一家投資控股公司，並直接及間接在多家上市公司持有策略性投資，除保華德祥及中策外，亦於錦興、Burcon NutraScience Corporation、東方魅力集團有限公司、流動廣告有限公司、Downer EDI Limited、辰達永安旅遊(控股)有限公司、珀麗酒店集團有限公司、China Enterprises Limited及MRI Holdings Limited中擁有權益。除透過保華德祥經營之該等業務外，德祥企業集團之主要業務包括投資及物業持有、提供融資，以及買賣建築材料和機器。

有關Calisan Developments Limited及保華德祥之資料

Calisan Developments Limited為其中一名收購人，於一九九一年五月二日在英屬處女群島註冊成立之有限公司，及為一家投資控股公司，於最後實際可行日期直接持有145,492,500股中策股份(佔中策已發行股本約17.54%)及24,132,000份中策認股權證(佔全部尚未行使中策認股權證約14.55%)。根據每股中策股份認購價為0.16港元，於Calisan Developments Limited全面兑換中策認股權證時，將須發行24,132,000股新中策股份，相當於現有已發行中策股份總數約2.91%，及相當於經發行該等新中策股份擴大後之已發行中策股份總數約2.83%。Calisan Developments Limited為保華德祥之間接全資附屬公司。

保華德祥集團之主要業務包括樓宇建築、土木工程、專項工程、物業發展及投資，以及製造及買賣建築材料。其業務主要集中於香港和中國。德祥企業實益擁有保華德祥約64.46%權益。

有關威倫有限公司及錦興之資料

威倫有限公司為其中一名收購人，於二零零零年八月二十一日在香港註冊成立之有限公司，及為一家投資控股公司。於最後實際可行日期，威倫有限公司及其一致行動人士分別直接持有145,492,500股及690,000股中策股份(佔中策已發行股本約17.54%及0.08%)。此外，威倫有限公司直接持有24,132,000份中策認股權證(佔全部尚未行使中策認股權證約14.55%)。根據每股中策股份認購價為0.16港元，於威倫有限公司全面兑換中策認股權證時，將須發行24,132,000股新中策股份，相當於現有已發行中策股份總數約2.91%，及相當於經發行該等新中策股份擴大後之已發行中策股份總數約2.83%。威倫有限公司為錦興之間接全資附屬公司。

錦興集團之主要業務包括買賣電腦相關產品及消費電子產品，亦從事買賣證券及投資資訊科技業務。德祥企業實益擁有錦興約28.26%權益。

有關中策之資料

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目業務。

於最後實際可行日期，陳國強博士間接持有德祥企業已發行普通股股本約34.82%，彼並直接持有保華德祥已發行股本約1.06%。

鑑於陳國強博士為德祥企業之控股股東，於最後實際可行日期，根據證券及期貨條例第十五部，彼被視為於由保華德祥集團持有之145,492,500股中策股份及24,132,000份中策認股權證中擁有權益。

此外，錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士分別持有650,000股中策股份(佔中策已發行股本約0.08%)及40,000股中策股份(佔中策已發行股本約0.005%)。

除上文所披露者外，陳國強博士及德祥企業、錦興及保華德祥之其他董事及彼等各自之一致行動人士並無持有任何中策股份、中策認股權證及／或中策購股權。除透過錦興及保華德祥於中策持有之權益外，德祥企業並無於中策持有任何直接及／或間接權益。

於最後實際可行日期，收購人及與其一致行動人士持有中策已發行股本約35.16%。假設該等收購建議完成時獲全面接納及於收購人減持於中策之權益以維持公眾持有中策股份不少於25%前，收購人及與其一致行動人士將持有中策已發行股本100%。

以下為摘錄自中策截至二零零二年十二月三十一日止兩個財政年度之經審核綜合財務報表之中策財務資料：

	二零零二年 千港元	二零零一年 千港元
税前虧損	(695,566)	(1,001,147)
税項	(18,041)	(5,982)
未計少數股東權益之虧損	(713,607)	(1,007,129)
少數股東權益	236,500	408,399
中策股東應佔日常業務虧損淨額	(477,107)	(598,730)
有形資產淨值	1,728,935	2,167,946

該等收購建議將導致錦興之現金及銀行結餘減少，而投資金額則增加。所產生之負債數額將視該等收購建議撥資所動用之外部資金數額而定。於該等收購建議之前，

由於錦興持有少於20%之中策權益，故錦興並無於其財務報表中將中策列為聯營公司。於成功完成該等收購建議後，錦興將能夠確認中策為錦興之聯營公司。因此，錦興之收益表將會透過應佔中策之盈利或虧損之方式反映中策之財務表現。

下圖概列緊接刊登補充公佈前及全面接納該等收購建議後，中策之股權架構圖：

於刊登補充公佈前


陳國強博士
34.82%
1.06%
德祥企業集團有限公司
(372－香港)
28.26%
64.46%
收購人之一致行動人士
錦興集團有限公司
(275－香港)
保華德祥建築集團有限公司
(498－香港)
公眾人士
0.08%(附註2)
17.54%(附註1)
17.54%(附註1)
64.84%
中策集團有限公司
(235－香港)

全面接納該等收購建議後但於收購人減持於中策之權益前：


陳國強博士
34.82%
1.06%
德祥企業集團有限公司
(372－香港)
28.26%
64.46%
收購人之一致行動人士
錦興集團有限公司
(275－香港)
保華德祥建築集團有限公司
(498－香港)
0.08%(附註2)
49.96%
49.96%
中策集團有限公司
(235－香港)

於全面接納該等收購建議及收購人減持於中策之權益後：


陳國強博士
34.82%
1.06%
德祥企業集團有限公司
(372－香港)
28.26%
64.46%
收購人
之一致行動人士
錦興集團有限公司
(275－香港)
保華德祥建築集團有限公司
(498－香港)
公眾人士
0.08%（附註2）
37.46%
37.46%
25%
中策集團有限公司
(235－香港)

附註：

1. 於最後實際可行日期，德祥企業及陳國強博士分別間接及直接持有保華德祥之已發行股本64.46%及1.06%。德祥企業、錦興及保華德祥之董事張漢傑先生持有保華德祥400股股份（佔保華德祥已發行股本0.00004%），及保華德祥董事羅文華先生持有保華德祥6,445股股份（佔保華德祥已發行股本0.0006%）。除上文所述者外，保華德祥已發行股本餘下之34.48%由公眾投資者持有。

2. 於最後實際可行日期，收購人及彼等之一致行動人士（錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之董事之配偶李礫女士）分別擁有290,985,000股及690,000股中策股份（馬慧敏女士及李礫女士分別擁有650,000股及40,000股中策股份）之權益，分別相當於中策已發行股本35.08%及0.08%。中策已發行股本餘下之64.84%由公眾投資者持有，其中11.62%之中策已發行股本由中策之前主席兼前董事黃鴻年先生持有。

該等收購建議之條件

該等收購建議須待收購人已接獲接納收購中策股份附帶之投票權，連同於該等收購建議前或期間已收購或同意將予收購之任何投票權，將導致收購人及與其一致行動人士合共持有附帶投票權之中策股份超過50%後，方可作實。

務請注意，收購人須受上述條件所限制及有關該等收購建議之可能須予披露交易不一定會進行。投資者於買賣錦興證券時務請加倍審慎行事。

進行該等收購建議之原因

由於中策股份流通量偏低，該等收購建議讓中策股東及中策認股權證持有人，有機會變現於中策之投資。此外，於刊發公佈前六個月期間，中策股份之平均每日成交量非常稀疏。倘任何中策股東欲在公開市場出售其於中策之投資，這樣很可能令中策股份之價格大受壓力而下調。

倘收購人透過在市場購買或透過接納股份收購建議而成功收購中策股份，收購人將可透過改善彼等應佔中策資產淨值，提升彼等於中策之投資，以及減低彼等於中策之平均投資成本。

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目業務。收購人認為該等收購建議可鞏固其與中策之聯繫，以及提升其在中國之形象。考慮到於近十年以來，中國經濟一直維持良好之推動力及中國人民之消費能力已逐步得到改善，收購人預期，中策於中國之投資及業務將會為收購人帶來長期財務利益。目前，由於錦興及保華德祥各自持有中策少於20%權益，故彼等概無於各自之財務報表中將中策列作聯營公司。於成功完成收購建議後，收購人將可確認中策為聯營公司，從而提升錦興及保華德祥集團之長期投資價值。

收購人對中策之意向

該等收購建議本身將不會導致中策集團或受中策控制之任何聯營公司之董事會、管理層、業務或持續聘用中策僱員(包括董事)出現任何變動。

於該等收購建議完成後，收購人擬繼續中策集團之現有業務，收購人現時無意重新調配中策集團之固定資產。此外，收購人亦無意於緊隨該等收購建議完成後即時向中策集團注入任何資產或業務及／或出售任何中策集團資產或業務。

於收購建議期間將由滙富証券代表收購人收購之中策股份及中策認股權證，將以相等比例分派予收購人。為確保於該等收購建議後中策股份及中策認股權證不少於25%將由公眾人士持有，收購人將盡快減持彼等於中策之權益。於該等收購建議及減持後，中策將成為錦興及保華德祥之聯營公司。

根據收購守則第2.4條，倘收購人之董事面對利益衝突，將須就提出收購建議是否符合收購人股東之利益取得充份獨立意見。該等意見必須於公佈收購建議前取得。然而，在這情況下，如收購守則第2.4條附註3所載，若只主要由於收購人及中策之董事身兼兩方之董事而引致之利益衝突，則收購守則第2.4條並不適用。

該等收購建議之財務資源

滙富融資已獲收購人委任就該等收購建議給予意見，及滙富融資信納收購人可從滙富証券批予收購人之貸款融資額60,000,000港元，獲得充裕財務資源，而餘額14,900,000港元將會以收購人之內部資源撥資，令收購人可支付全面接納該等收購建議。根據收購人與滙富証券訂立之貸款及按揭協議，收購人同意抵押收購人實益擁有之290,985,000股中策股份及收購人於收購建議期間內根據股份收購建議或其他方法將予收購之任何中策股份予滙富証券，作為滙富証券授予收購人之貸款融資之保證。

維持中策之上市地位

收購人將不會行使強制收購權力。收購人現擬於該等收購建議完成後維持中策於聯交所之上市地位。收購人及中策已向聯交所承諾，於該等收購建議完成後將會盡快採取適當步驟，以確保公眾人士持有不少於25%中策股份及中策認股權證。倘該等收購建議完成時中策股份及中策認股權證少於25%由公眾人士持有，收購人之董事現擬於該等收購建議完成後一個月內採取適當步驟，可能包括配售予獨立第三者以減持彼等於中策之權益。

聯交所已表明，將會密切監察中策股份及中策認股權證在聯交所買賣之情況。倘聯交所相信：

- **中策股份及中策認股權證存在或可能存在虛假市場；或**
- **公眾人士持有之中策股份及中策認股權證數量太少，不足以維持有秩序之市場，則其將行使其決定權，暫停中策股份及中策認股權證之買賣。**

就此而言，須注意倘於該等收購建議完成後，中策股份及中策認股權證之公眾持股量可能不足，因此，中策股份及中策認股權證可能暫停買賣，直至達到足夠之公眾持股量為止。

只要中策仍維持上市公司地位，聯交所將會密切監察中策日後所有收購或出售資產。中策及其附屬公司進行任何收購或出售資產，將須受上市規則之條文規限。根據上市規則，聯交所可決定要求中策就中策之建議收購及出售資產向中策股東刊發通函及發表公佈，不論建議收購或出售資產之規模大小，尤其是倘中策建議收購及出售資產，導致中策偏離其主要業務。聯交所有權根據上市規則，將中策之一系列收購及出售資產彙集處理，這樣可能導致中策被視為一名新上市申請人，並須受上市規則對新上市申請人之規定所限制。

一般資料

收購建議文件

載有(其中包括)該等收購建議之詳情及條款之收購建議文件，連同接納及過戶表格，將於二零零三年七月二十九日由收購人寄發予全體中策股東、中策認股權證持有人及中策購股權持有人。

其他資料

務請垂注載於本通函附錄之其他資料。

此致

列位股東及
根據本公司之僱員購股權計劃
授出之購股權之持有人(僅供參考)　台照

代表董事會
陳國強博士
主席
謹啟

二零零三年七月二十九日

責任聲明

本通函所載資料乃遵照上市規則提供有關德祥企業集團、本集團、保華德祥集團及中策集團之資料。

董事願就本通函所載有關本集團之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，並無遺漏任何事實，致令本通函內之任何聲明有所誤導。

本通函所載有關德祥企業、保華德祥及中策，及其附屬公司之資料乃摘錄或撮錄自德祥企業、保華德祥及中策，應本公司之要求而提供之資料或已公佈之資料。董事在作出一切合理查詢後願就有關資料之摘要或撮要之準確性共同及個別承擔責任。

權益披露

(i) 董事及主要行政人員之權益

於最後實際可行日期，本公司董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例十五部）之股份、相關股份及債券中持有根據證券及期貨條例第十五部第7與第8部分及上市公司董事進行證券及交易之標準守則必須向本公司及聯交所申報及必須列入根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉（包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉）如下：

(a) 於本公司股份之權益

董事／主要行政人員姓名	權益性質	好倉／淡倉	所持股份數目	佔本公司現有已發行普通股股本之概約百分比
陳國強博士（「陳博士」）	公司權益	好倉	45,298,813股	28.26%
祁瑞華女士（附註）	個人權益	好倉	400股	0.00025%

附註：

1. 該等權益並不包括於本公司之股本衍生工具之相關股份中之權益。該等權益需與下文(b)分段所載之該等權益彙集計算，方可得出陳博士及祁瑞華女士於本公司中之權益總額。

2. 由於陳博士於Chinaview International Limited（「Chinaview」）擁有權益，故彼被視為擁有本公司45,298,813股股份之公司權益。該權益於下文「根據證券及期貨條例須予披露之股東權益」一段詳述，並與該段所述之權益完全相同。

(b) 於本公司之股本衍生工具（定義見證券及期貨條例）中之權益

董事／主要行政人員姓名	好倉／淡倉	權益性質	行使期間	購股權數目	每股行使價 港元	佔本公司現有已發行股本之概約百分比
陳博士	好倉	個人權益	二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	2.49%
Yap, Allan博士	好倉	個人權益	二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	2.03%
呂兆泉先生	好倉	個人權益	二零零一年八月三十一日至二零零六年八月三十日	1,750,000	2.9888	1.09%
陳國鴻先生	好倉	個人權益	二零零一年八月三十一日至二零零六年八月三十日	1,750,000	2.9888	1.09%
祁瑞華女士	好倉	個人權益	二零零一年八月三十一日至二零零六年八月三十日	750,000	2.9888	0.47%

除上文所披露者外，於最後實際可行日期，本公司董事或主要行政人員概無根據證券及期貨條例第十五部第7及第8部分於本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份或債券中擁有（或根據證券及期貨條例之有關規定被認為或視作擁有）任何權益或淡倉，或任何必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內的權益，或任何根據上市規則所載上市公司董事進行證券交易之標準守則必須向本公司及聯交所申報之權益。

(ii) 根據證券及期貨條例須予披露之股東權益

(a) 於最後實際可行日期，據本公司董事及主要行政人員所知，下列人士於本公司股份或相關股份中擁有根據證券及期貨條例第十五部第2及第3部分之條文必須向本公司披露之權益或淡倉。

股東姓名／名稱	附註	好倉／淡倉	權益性質	所持本公司股份數目	所持相關股份（本公司非上市股本衍生工具）數目	佔本公司已發行股本概約百分比
伍婉蘭女士	1	好倉	家族權益	45,298,813	–	28.26%
伍婉蘭女士	1	好倉	家族權益	–	4,000,000	2.49%
陳博士	1	好倉	公司權益	45,298,813	–	28.26%
陳博士	1	好倉	個人權益	–	4,000,000	2.49%
Chinaview	1	好倉	公司權益	45,298,813	–	28.26%
Galaxyway Investments Limited (「Galaxyway」)	1	好倉	公司權益	45,298,813	–	28.26%

股東姓名／名稱	附註	好倉／淡倉	權益性質	所持本公司股份數目	所持相關股份(本公司非上市股本衍生工具)數目	佔本公司佔本公司已發行股本概約百分比
德祥企業集團有限公司(「德祥」)	1	好倉	公司權益	45,298,813	–	28.26%
ITC Investment Holdings Limited (「ITC Investment」)	1	好倉	公司權益	45,298,813	–	28.26%
Mankar Assets Limited (「Mankar」)	1	好倉	公司權益	45,298,813	–	28.26%
其威投資有限公司(「其威」)	1	好倉	公司權益	45,298,813	–	28.26%
和記黃埔有限公司(「和黃」)	2	好倉	公司權益	10,002,653	–	6.23%
Hutchison International Limited(「HIL」)	2	好倉	公司權益	10,002,653	–	6.23%
Yachting Investments Limited(「Yachting」)	2	好倉	公司權益	10,002,653	–	6.23%
Cobbleford Limited (「Cobbleford先生」)	2	好倉	實益擁有人	10,002,653	–	6.23%
李嘉誠先生	2及3	好倉	全權信託之創辦人	10,002,653	–	6.23%
Li Ka-Shing Unity Trustee Corporation Limited(作為Li Ka-Shing Unity Discretionary Trust之受託人)	2及3	好倉	受託人	10,002,653	–	6.23%
Li Ka Shing Unity Trustcorp Limited (作為另一個全權信託之受託人)	2及3	好倉	受託人	10,002,653	–	6.23%
Li Ka-Shing Unity Trustee Company Limited (作為Li Ka-Shing Unity Trust之受託人)	2及3	好倉	受託人	10,002,653	–	6.23%
長江實業(集團)有限公司(「長實」)	2及3	好倉	公司權益	10,002,653	–	6.23%

附註：

(1) 其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥之全資附屬公司。Galaxyway為Chinaview之全資附屬公司，持有三分一以上之德祥已發行普通股股本。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士均被視為於其威所持有之45,298,813股股份中擁有權益。伍婉蘭女士被視為擁有陳博士所持有之本公司相關股份(非上市股本衍生工具)4,000,000股之權益。

(2) Cobbleford為Yachting之全資附屬公司，Yachting為HIL之全資附屬公司，而HIL則為和黃之全資附屬公司。長實之若干附屬公司有權於和黃股東大會上行使或控制行使三分一以上之投票權。Yachting、HIL、和黃及長實均被視為於Cobbleford所持有之10,002,653股股份中擁有權益。

(3) Li Ka-Shing Unity Holdings Limited(由李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有三分一之全部已發行股本)擁有Li Ka-Shing Unity Trustee Company Limited

之全部已發行股本。Li Ka-Shing Unity Trustee Company Limited作為Li Ka-Shing Unity Trust之受託人連同若干公司，Li Ka-Shing Unity Trustee Company Limited作為Li Ka-Shing Unity Trust之受託人，持有長實已發行股本三分一以上，有權於各自之股東大會上行使或控制行使三分一以上之投票權。

此外，Li Ka-Shing Unity Holdings Limited亦擁有Li Ka-Shing Unity Trustee Corporation Limited（「TDT1」，為Li Ka-Shing Unity Discretionary Trust之受託人及Li Ka-Shing Unity Trustcorp Limited（「TDT2」），為另一全權信託之受託人）之全部已發行股本。TDTI及TDT2各自持有Li Ka-Shing Unity Trust之單位。

長實、Li Ka-Shing Unity Trustee Company Limited、Li Ka-Shing Unity Trustcorp Limited、Li Ka-Shing Unity Trustee Corporation Limited及李嘉誠先生均被視為於Cobbleford所持有之10,002,653股股份中擁有權益。

(b) **於本集團其他成員公司之主要股權**

於最後實際可行日期，據董事及主要行政人員所知，下列實體直接或間接擁有面值10%或以上之任何類別股本（附有在一切情況下於本公司附屬公司之股東大會上投票之權利）：

附屬公司名稱	股東名稱	佔已發行股本百分比
Digital Communications Limited	Global 2000 Management Limited	40%
Cyber Business Network (Singapore) Pte Ltd	Great Wealth Capital Ltd	21.5%
	Picador International Ltd	20%

除上文第3段所披露者外，於最後實際可行日期，本公司董事及主要行政人員並不知悉任何人士於股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3部分之條文必須向本公司披露之權益或淡倉，或直接或間接擁有面值10%或以上之任何類別股本（附有在一切情況下於本集團任何其他成員公司之股東大會上投票之權利）。

服務合約

各董事概無與本集團任何成員公司訂立任何不可於一年內免付補償（法定補償除外）而終止之服務合約。

訴訟

於最後實際可行日期，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁，而就董事所知，本集團任何成員公司亦無涉及任何尚未了結或對他人構成威脅或本身蒙受威脅而對本集團乃屬重大訴訟或索償要求。

一般事項

a. 本公司之秘書為鄭慧珠女士，彼為合資格之公司秘書。

b. 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司在香港之主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心8樓。

c. 本公司之股份過戶及登記分處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

d. 本通函之中、英文版本如有歧異，須以英文版本為準。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your licensed securities dealers, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in and, or, warrants of China Strategic Holdings Limited, you should at once hand this document and the accompanying white and pink forms of acceptance to the purchaser, transferee or to the bank, licensed securities dealers or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Mandatory conditional cash offer by

滙富 集團 Kingsway SW Securities Limited

on behalf of
Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Financial adviser to Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited

滙富 集團

Kingsway Capital Limited

A letter from Kingsway SW Securities containing, among other things, the details of the terms of the Offers is set out on pages 5 to 14 of this document.

The procedures for acceptance of the Offers is set out on pages 13 to 14 and in Appendix I to this document and in the accompanying relevant form(s) of acceptance and form of renunciation. Acceptances of the Share Offer and Warrant Offer should be received by Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and the acceptance of the Option Offer should be received by the company secretary of China Strategic at the office of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong both by no later than 4:00 p.m. on 26 August 2003, or such later time and, or date as the Offerors may decide and announce.

29 July 2003

CONTENTS

		Page
Expected timetable		1
Definitions		2
Letter from Kingsway SW Securities		5
Appendix I	— **Further terms of the Offers**	15
Appendix II	— **General and other information**	22

Expected date of despatch of the Offeree Document *(Note 1)* . . . . .Tuesday, 12 August 2003

Latest time and date for receiving acceptance . . . . .4:00 p.m. on Tuesday, 26 August 2003

Announcement posted on Stock Exchange's website announcing whether the Offers have expired or have become or have been declared unconditional . . . . 7:00 p.m. on Tuesday, 26 August 2003

First closing date of the Offers *(Notes 2, 3, 4 and 5)* . . . . Tuesday, 26 August 2003

Announcement of the results of the Offers to be published in the newspapers . . . . .Wednesday, 27 August 2003

Final closing date of the Offers (assuming the Offers are declared unconditional on 26 August 2003) . . . . .Tuesday, 9 September 2003

Latest date for posting of remittances for the amount due under the Offers in respect of valid acceptances received on or before the latest time for acceptance if the Offers become or are declared unconditional on the first closing date *(Note 6)* . . . . .Friday, 19 September 2003

Notes:

1. Under the Takeovers Code, China Strategic is required to post the Offeree Document to China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder within 14 days of posting of this document (unless the Executive consents to a later date).

   In the event that the Offeree Document may not be posted within 14 days of 29 July 2003 as required under the Takeovers Code, the Offerors intend to extend the Offer Period by the same number of business days in respect of such delay in the posting of the Offeree Document.

2. Under the Takeovers Code, where the Offeree Document is posted after the date on which this document is posted, the Offers must remain open for acceptance for at least 28 days following the date on which this document is posted. Although the Offerors do not intend to extend the Offers, they reserve the right to do so.

3. The Offers will close on Tuesday, 26 August 2003 unless the Offerors revise or extend the Offers in accordance with the Takeovers Code. Following the close of the Offers, an announcement of the result of the Offers will be published on the Stock Exchange's website by 7:00 p.m. on the closing date and will be republished in newspaper on Wednesday, 27 August 2003.

4. The Offerors will make an announcement as and when the Offers have become unconditional. Pursuant to the Takeovers Code, the Offers will remain open for acceptance for not less than 14 days after the Offers have been declared unconditional.

5. Pursuant to the Takeovers Code, the Offers shall not be kept open after the expiry of 60 days from the date of the posting of this document which is 26 September 2003 unless the Offers have previously become unconditional.

6. The consideration payable for the China Strategic Shares, China Strategic Warrants and China Strategic Options tendered under the Offers will be paid within 10 days of the later of the date of receipt by the Registrar or China Strategic (as the case may be) of all requisite documents to render the acceptance under the Offers complete and valid, and the date when the Offers become or are declared unconditional. Please refer to the paragraph headed "Acceptance and settlement" in the letter from Kingsway SW Securities on pages 13 to 14 of this document.

All time references contained in this document refer to Hong Kong time.

In this document, the following expressions have the meanings set out below unless the context requires otherwise:

"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Clearing
"China Strategic"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"China Strategic Group"	China Strategic and its subsidiaries
"China Strategic Option(s)"	share option(s) granted by China Strategic under the share option scheme adopted on 20th July, 1992
"China Strategic Optionholder"	holder of China Strategic Options
"China Strategic Share(s)"	share(s) of HK$0.10 each in the share capital of China Strategic
"China Strategic Shareholder(s)"	holder(s) of China Strategic Share(s)
"China Strategic Warrant(s)"	warrant(s) of China Strategic carrying rights to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share, at any time from 29th August, 2002 up to and including 31st December, 2003
"China Strategic Warrantholder(s)"	holder(s) of China Strategic Warrant(s)
"Dr. Charles Chan"	Dr. Chan Kwok Keung, Charles, the chairman and executive director of ITC Corporation, Hanny, Paul Y. - ITC, and China Strategic
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegates of the Executive Director
"Hanny"	Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Hanny Group"	Hanny and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Clearing"	Hong Kong Securities Clearing Company Limited
"Independent Board Committee"	the independent board committee of China Strategic to be appointed by the board of China Strategic for the purpose of advising the Independent China Strategic Shareholders, the Independent China Strategic Warrantholders and the China Strategic Optionholder in respect of the Offers
"Independent China Strategic Shareholder(s)"	China Strategic Shareholder(s) other than the Offerors and their concert parties
"Independent China Strategic Warrantholder(s)"	China Strategic Warrantholder(s) other than the Offerors and their concert parties

"Independent Third Parties"	parties not connected nor acting in concert with the directors, chief executives or substantial shareholders of China Strategic or any of its subsidiaries or an associate of any of them
"ITC Corporation"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"ITC Corporation Group"	ITC Corporation and its subsidiaries
"Joint Announcement"	the joint announcement made by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic on 8 July 2003 regarding the Offers
"Kingsway Capital"	Kingsway Capital Limited, a fellow subsidiary of Kingsway SW Securities, a Licensed Corporation and the financial adviser to Hanny and Paul Y. - ITC in relation to the Offers
"Kingsway SW Securities"	Kingsway SW Securities Limited, a fellow subsidiary of Kingsway Capital and a Licensed Corporation
"Latest Practicable Date"	26 July 2003, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information for inclusion in this document
"Licensed Corporation"	a party falling within the definition of "licensed corporation" in the SFO
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offer Period"	the period commencing from Tuesday, 8 July 2003, being the date of Joint Announcement giving, amongst other things, details on the Offers until whichever is the latest of (a) the date which the Offers close for acceptances and (b) the date when the Offers lapse
"Offeree Document"	the response document to be issued by China Strategic to the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder in accordance with the provisions of the Takeovers Code containing, among other things, the recommendation of the Independent Board Committee and the advice of the independent financial adviser in respect of the Offers, and is expected to be despatched within 14 days of the date of this document
"Offerors"	Calisan Developments Limited and Well Orient Limited, which are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny respectively
"Offers"	the Share Offer, Warrant Offer and Option Offer
"Option Offer"	the mandatory conditional cash offer of HK$0.001 per China Strategic Option to cancel all the outstanding China Strategic Options on the terms and subject to the conditions contained in this document and the Pink Form of Renunciation
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange

"Paul Y. - ITC Group"	Paul Y. - ITC and its subsidiaries
"Pink Form of Renunciation"	the pink form of renunciation and acceptance for the Option Offer which accompanies this document
"PRC"	The People's Republic of China and for the purpose of this document, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Registrar"	Standard Registrars Limited, the share and warrant registrar of China Strategic, at Ground Floor, Bank of East Asia, Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
"Relevant Period"	the period commencing on the date falling six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date
"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	mandatory conditional cash offer of HK$0.139 per China Strategic Share to acquire all the issued shares in China Strategic, other than those China Strategic Shares presently owned by the Offerors and their concert parties, on the terms and conditions set out in this document and the White Form of Acceptance
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Announcement"	the announcement dated 21 July 2003 made jointly by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic regarding the Offers
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Warrant Offer"	the mandatory conditional cash offer of HK$0.001 per China Strategic Warrant to acquire all the outstanding China Strategic Warrants, other than those China Strategic Warrants presently owned by the Offerors and their concert parties, on the terms and conditions set out in this document and the Yellow Form of Acceptance
"White Form of Acceptance"	the white form of acceptance and transfer for the Share Offer which accompanies this document
"Yellow Form of Acceptance"	the yellow form of acceptance and transfer for the Warrant Offer which accompanies this document
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

Kingsway Group

5/F., Hutchison House, 10 Harcourt Road, Central, Hong Kong.
Tel. No.: (852) 2877-1830 Fax No.: (852) 2868-3570

滙富集團

29 July 2003

To the Independent China Strategic Shareholders,
the Independent China Strategic Warrantholders
and the China Strategic Optionholder

Dear Sir or Madam,

Mandatory conditional cash offer by Kingsway SW Securities Limited on behalf of the Offerors, each being indirect wholly-owned subsidiary of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

INTRODUCTION

Referring to the Joint Announcement dated 8 July 2003 issued by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic with respect to the Offers in which the Offerors announced to make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Shares and HK$0.001 for each China Strategic Warrant respectively other than those already owned by the Offerors and their concert parties, in order to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of the issued share capital of China Strategic, Kingsway SW Securities has been appointed by the Offerors to stand in the market to acquire China Strategic Shares at a price of no more than HK$0.10 per China Strategic Share. On 9 July 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 China Strategic Shares, representing 5.98% of the issued share capital of China Strategic, at the open market at a price of HK$0.10 per China Strategic Share. After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

On 21 July 2003, the Offerors have notified China Strategic that the offer price under the Share Offer is to be increased from HK$0.10 to HK$0.139 per China Strategic Share and the Offerors, through Kingsway SW Securities, will make a mandatory conditional cash offer at the price of HK$0.139 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

The Offers are conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer Period, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

This letter sets out the the terms of the Offers and information on the Offerors. Acceptance of the Offers is subject to the terms set out in Appendix I to this document, White Form of Acceptance, Yellow Form of Acceptance and Pink Form of Renunciation accompanying this document. **Under the Takeovers Code, the Offeree Document is expected to be sent to you within 14 days from the date of this document and it will contain a letter from the Independent Board Committee to be formed to advise you on the Offers and a letter of advice from the independent financial adviser in these respects. You are urged to wait for the receipt of the Offeree Document and read the contents thereof before deciding whether or not to accept the Offers.**

THE OFFERS

Kingsway SW Securities is making conditional cash offers, on behalf of Offerors, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than those already owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options on the following bases pursuant to the Takeovers Code:

The Share Offer

For each China Strategic Share ....HK$0.139 in cash

The price of HK$0.139 for each China Strategic Share represents:

— a premium of approximately 54.44% to the closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange on 27 June 2003, being the last trading day immediately preceding the date of the Joint Announcement;

— a discount of approximately 4.14% to the closing price of HK$0.145 per China Strategic Share as quoted on the Stock Exchange on 10 July 2003, being the last trading day immediately preceding the date of Supplemental Announcement;

— a premium of approximately 56.18% to the average closing price of HK$0.089 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 27 June 2003;

— a premium of approximately 41.12% to the average closing price of HK$0.0985 per China Strategic Share as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003;

— a premium of approximately 61.63% to the average closing price of HK$0.086 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 27 June 2003;

— a premium of approximately 54.96% to the average closing price of HK$0.0897 per China Strategic Share as quoted on the Stock Exchange for the thirty consecutive trading days up to and including 10 July 2003;

— a premium of approximately 54.44% to the average closing price of HK$0.09 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 27 June 2003;

— a premium of approximately 54.27% to the average closing price of HK$0.0901 per China Strategic Share as quoted on the Stock Exchange for the six month period up to and including 10 July 2003; and

— a discount of approximately 93.32% to the net asset value per China Strategic Share of HK$2.08 based on the audited accounts of China Strategic as at 31 December 2002.

The Warrant Offer

For each China Strategic Warrant . . . . .HK$0.001 in cash

The China Strategic Warrants are currently out-of-the-money and will expire after 31 December 2003. Accordingly, an offer at HK$0.001 is being made for each China Strategic Warrant. The price of HK$0.001 per China Strategic Warrant represents:

— a discount of approximately 95.00% to the closing price of HK$0.02 per China Strategic Warrant as quoted on the Stock Exchange on 10 July 2003, being the last trading day immediately preceding the date of the Joint Announcement;

— a discount of approximately 91.67% to the average closing price of HK$0.012 per China Strategic Warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including 10 July 2003

The Option Offer

For cancellation of each China Strategic Option . . . . .HK$0.001 in cash

China Strategic has issued to Ms. Chan Ling, Eva, an executive director of China Strategic, options to subscribe for up to 75,000 China Strategic Shares under its share option scheme at a subscription price of HK$3.145 per China Strategic Share. The China Strategic Options are currently out-of-the-money. Further, the price of each China Strategic Share is substantially lower than the subscription price of the China Strategic Options and these China Strategic Options are non-assignable and non-transferable. Taking into consideration the above factors, Kingsway SW Securities is making an offer, on behalf of the Offerors, to the China Strategic Optionholder for her to surrender her China Strategic Options for cancellation at HK$0.001 for each China Strategic Option outstanding pursuant to the Takeovers Code. On 8 July 2003, Ms. Chan Ling, Eva has undertaken to the Offerors that she will not exercise her China Strategic Options during the Offer Period.

Total consideration

As at the Latest Practicable Date, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing 35.16% of the issued share capital of China Strategic. Assuming full acceptance of the Offers, the cash consideration payable by the Offerors at the offer price of HK$0.139 per China Strategic Share, HK$0.001 per China Strategic Warrant and HK$0.001 per China Strategic Option will amount to approximately HK$74.9 million, in which approximately HK$74.8 million, HK$117,630 and HK$75 will be used for the acquisition of China Strategic Shares, China Strategic Warrants and China Strategic Options respectively.

Condition of the Offers

The Share Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offers, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

The Warrant Offer and Option Offer are conditional on the Share Offer becoming or being declared unconditional.

Sufficiency of financial resources

Kingsway Capital has been appointed by the Offerors to advise them in connection with the Offers and Kingsway Capital is satisfied that sufficient financial resources are available to the Offerors, from a loan facility of HK$60 million granted to the Offerors by Kingsway SW Securities and the remaining HK$14.9 million will be financed by internal resources of the Offerors, to enable the Offerors to satisfy full acceptance of the Offers. Pursuant to the loan and mortgage agreements between the Offerors and

Kingsway SW Securities, the Offerors agreed to pledge their 290,985,000 China Strategic Shares beneficially owned by the Offerors and any China Strategic Shares to be acquired by the Offerors under the Share Offer or otherwise during the Offer Period to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities.

Latest time for acceptances

The latest time for acceptances is 4:00 p.m. on Tuesday, 26 August 2003. The Offerors do not intend to extend the time for acceptance of the Offers but reserve the right to do so.

In the event that the Offeree Document may not be posted within 14 days of 29 July 2003 as required under the Takeovers Code, the Offerors intend to extend the Offer Period by the same number of business days in respect of such delay in the posting of the Offeree Document.

Effect of accepting the Offers

By accepting the Offers and upon the Offers becoming or being declared unconditional, China Strategic Shareholders or China Strategic Warrantholders will sell their China Strategic Shares or China Strategic Warrants free from all liens, claims and encumbrances and with all rights attached, including the right to receive all dividends and distributions declared, made or paid after the close of the Offers, whereas China Strategic Optionholder will surrender her China Strategic Options for cancellation. **An acceptor of the Offers is entitled to withdraw his acceptance after 21 days from the first closing date, if the Offers have not by then become unconditional. Such entitlement to withdraw shall be exercisable until the Offers become unconditional. Save as aforesaid, acceptances of the Offers shall be irrevocable and not capable of being withdrawn, except as permitted under the Takeovers Code.**

Stamp duty

Pursuant to the Offers, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholders and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

Dealings and holdings in the China Strategic Shares and China Strategic Warrants

Before the Offer Period commenced on 8 July 2003, each of the Offerors is interested in 120,660,000 China Strategic Shares, representing approximately 14.55% of the issued share capital of China Strategic, or together in an aggregate of 241,320,000 China Strategic Shares, representing 29.10% of the issued share capital of China Strategic. On 9 July 2003, the Offerors jointly purchased and divided equally between themselves a total of 49,665,000 China Strategic Shares on the market, representing approximately 5.98% of the issued share capital of China Strategic. After the purchase made on 9 July 2003, each of the Offerors is interested in 145,492,500 China Strategic Shares, representing 17.54% of the issued share capital of China Strategic or together in an aggregate of 290,985,000 China Strategic Shares, representing approximately 35.08% of the issued share capital of China Strategic.

Together with the 690,000 China Strategic Shares owned by the concert parties of the Offerors (Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary), as at the Latest Practicable Date, Hanny and Paul Y. - ITC, through the Offerors and their concert parties, are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic.

Save for the purchase made on 9 July 2003, neither the Offerors nor any of the parties acting in concert with them have dealt in the China Strategic Shares or China Strategic Warrants or other securities of China Strategic during the Relevant Period.

In addition, Hanny and Paul Y. - ITC, through the Offerors, are interested in 48,264,000 China Strategic Warrants, collectively representing approximately 29.10% of the outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 48,264,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by the Offerors, representing approximately 5.82% of the existing total issued China Strategic Shares and approximately 5.50% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares.

As at the Latest Practicable Date, Dr. Charles Chan indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC. In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of the issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

By virtue of his being the controlling shareholder of ITC Corporation, Dr. Charles Chan is deemed to be interested in 145,492,500 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC Group. As ITC Corporation indirectly holds approximately 28.26% of the issued ordinary share capital of Hanny, Dr. Charles Chan is a concert party of Hanny.

Save as disclosed above, Dr. Charles Chan and other directors of ITC Corporation, Hanny and Paul Y. - ITC and their respective concert parties do not hold any China Strategic Shares and/or China Strategic Warrants and/or China Strategic Options.

INFORMATION ABOUT THE OFFERORS

Information about Calisan Developments Limited and Paul Y. - ITC

Calisan Developments Limited, one of the Offerors, is a limited liability company which was incorporated in the British Virgin Islands on 2 May 1991 and it is an investment holding company. As at the Latest Practicable Date, Calisan Developments Limited directly holds 145,492,500 China Strategic Shares, representing approximately 17.54% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC.

The principal business of Paul Y. - ITC Group includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. Paul Y. - ITC is beneficially owned as to approximately 64.46% by ITC Corporation.

Information about Well Orient Limited and Hanny

Well Orient Limited, one of the Offerors, is a limited liability company which was incorporated in Hong Kong on 21 August 2000 and it is an investment holding company. As at the Latest Practicable Date, Well Orient Limited and its concert parties directly hold 146,182,500 China Strategic Shares, representing approximately 17.62% of issued share capital of China Strategic, and 24,132,000 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Well Orient Limited is an indirect wholly-owned subsidiary of Hanny.

The principal business of Hanny Group includes trading of computer related products and consumer electronic products. Hanny also trades securities and invests in information technology businesses. Hanny is beneficially owned as to approximately 28.26% by ITC Corporation.

THE INTENTION OF THE OFFERORS REGARDING CHINA STRATEGIC

Business of China Strategic

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

The Offers will not of itself result in any change in the board of directors, management, business or the continued employment of the employees, including directors, of China Strategic Group or any of its associated companies under the control of China Strategic.

Following the close of the Offers, the Offerors intend to continue the existing business of China Strategic Group and currently the Offerors have no intention to re-deploy fixed assets of China Strategic Group. Further, the Offerors have no intention to inject any assets or businesses into and/or dispose of any assets or businesses from China Strategic Group immediately after completion of the Offers.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offers will be distributed to the Offerors in equal proportion. To ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public after the Offers, the Offerors will place down their interests in China Strategic as soon as possible. China Strategic will become an associated company of Hanny and Paul Y. - ITC after the Offers and the placing.

The following charts summarise the shareholding structure of China Strategic immediately before the publication of the Supplemental Announcement and after full acceptance of the Offers:

Before the publication of the Supplemental Announcement


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372–HK)
28.26%
64.46%
Concert parties
of the Offerors
Hanny Holdings Limited
(275–HK)
Paul Y. - ITC Construction
Holdings Limited
(498–HK)
Public
0.08% (Note 2)
17.54% (Note 1)
17.54% (Note 1)
64.84%
China Strategic Holdings Limited
(235–HK)

After full acceptance of the Offers but before the Offerors place down their interests in China Strategic:


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372–HK)
28.26%
64.46%
Concert parties
of the Offerors
Hanny Holdings Limited
(275–HK)
Paul Y. - ITC Construction
Holdings Limited
(498–HK)
0.08% (Note 2)
49.96%
49.96%
China Strategic Holdings Limited
(235–HK)

After full acceptance of the Offers and the Offerors place down their interests in China Strategic:


Dr. Chan Kwok Keung, Charles
34.82%
1.06%
ITC Corporation Limited
(372–HK)
28.26%
64.46%
Concert parties
of the Offerors
Hanny Holdings Limited
(275–HK)
Paul Y. - ITC Construction
Holdings Limited
(498–HK)
Public
0.08% (Note 2)
37.46%
37.46%
25%
China Strategic Holdings Limited
(235–HK)

Notes:

1. Before the Offer Period commenced on 8 July 2003 the Offerors are interested in an aggregrate 241,320,000 China Strategic Shares, representing 29.1% of the issued share capital of China Strategic. On 9 July 2003, the Offerors purchased 49,665,000 China Strategic Shares on the market, representing 5.98% of the issued share capital of China Strategic. After the purchase made on 9 July 2003, each of the Offerors is interested in 145,492,500 China Strategic Shares representing 17.54% of the issued share capital of China Strategic.

2. As at the Latest Practicable Date, the concert parties of the Offerors are interested in 690,000 China Strategic Shares, out of which 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of the issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

REASONS FOR THE ACQUISITION

To the extent that the Offerors are successful in acquiring China Strategic Shares either through market purchases or through acceptances to the Share Offer, the Offerors will be able to enhance their investment in China Strategic by improving their share of the net assets of China Strategic and reduce their average investment cost in China Strategic.

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects. The Offerors consider that the Offers could strengthen their ties with China Strategic and enhance their profile in the PRC. Having considered the economy in the PRC has maintained good impetus and the consumption power of Chinese people has steadily improved throughout this decade, the Offerors expect that the investments and businesses of China Strategic in the PRC will contribute long-term financial benefit to the Offerors. Before the Offers, since Hanny and Paul Y. - ITC each holds less than 20% interest in China Strategic, neither of them accounts for China Strategic as an the associated company in their respective financial statements. After the successful completion of the Offers, the Offerors will be able to recognise China Strategic as the associated company of Hanny and Paul Y. - ITC Group which will enhance the long term investment value of the Offerors.

MAINTAINING THE LISTING STATUS OF THE COMPANY

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers. The Offerors and China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offers will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public. When the Offers closes, should there be less than 25% of China Strategic Shares and China Strategic Warrants in public hands, the directors of the Offerors presently intend to take appropriate steps which may include, placing down their interest in China Strategic to Independent Third Parties within one month after closing of the Offers.

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and China Strategic Warrants on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the China Strategic Shares and China Strategic Warrants; or**
- **there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in China Strategic Shares and China Strategic Warrants.**

In this connection, it should be noted that upon completion of the Offers, there may be an insufficient public float for the China Strategic Shares and China Strategic Warrants and, therefore, trading in the China Strategic Shares and China Strategic Warrants may be suspended until a sufficient level of public float is attained.

If China Strategic remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by China Strategic. Any acquisitions or disposals of assets by China Strategic and its subsidiaries will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has discretion to require China Strategic to issue a circular and an announcement to its shareholders irrespective of the size of the proposed acquisitions and disposals of assets by China Strategic, particularly where such proposed acquisitions and disposals of assets by China Strategic represent a departure from the principal activities of China Strategic. The Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by China Strategic and any such acquisitions and disposals of assets may result in China Strategic being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Listing Rules.

TAXATION

China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offers. It is emphasized that none of Kingsway Capital, Kingsway SW Securities, the Offerors or any of their respective directors or any persons involved in the Offers accepts responsibility for any tax effects on, or liabilities of, any person or persons as a result of their acceptance of the Offers.

PROCEDURES FOR ACCEPTANCE

The Share Offer and the Warrant Offer

To accept the Share Offer, you should complete the accompanying White Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Share Offer.

To accept the Warrant Offer, you should complete the accompanying Yellow Form of Acceptance in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Warrant Offer.

The completed form(s) of acceptance should then be forwarded, together with the relevant China Strategic Share certificate(s) and/or China Strategic Warrant certificate(s) and/or transfer receipt(s) and/or any document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of China Strategic Shares and/or China Strategic Warrants in respect of which you intend to accept the Share Offer and/or the Warrant Offer, by post or by hand, to Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, in an envelope marked "China Strategic Share Offer" and/or "China Strategic Warrant Offer" as soon as possible but in any event not later than 4:00 p.m. on Tuesday, 26 August 2003 or such later date as the Offerors may determine and announce. No acknowledgement of receipt of any form(s) of acceptance, China Strategic Share certificate(s) and/or China Strategic Warrant certificate(s), transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

The Option Offer

To accept the Option Offer, you should complete the accompanying Pink Form of Renunciation with the instructions printed thereon, which instructions form part of the terms and conditions of the Option Offer, and then deliver the Pink Form of Renunciation together with the relevant China Strategic Option certificate(s) for the whole of your holding of the China Strategic Options, or for the number of China Strategic Options in respect of which you accept the Option Offer by post or by hand to China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong for the attention of the company secretary of China Strategic, in an envelope marked "China Strategic Option Offer", as soon as possible but in any event not later than 4:00 p.m. on Tuesday, 26 August 2003. No acknowledgement of receipt of Pink Form of Renunciation and China Strategic Option certificate(s) will be given.

Your attention is drawn to the further details regarding the procedures for acceptance set out in Appendix I to this document and the accompanying White Form of Acceptance, Yellow Form of Acceptance and Pink Form of Renunciation. The attention of the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder with registered addresses outside Hong Kong is also drawn to the section headed "General" in Appendix I to this document.

SETTLEMENT OF THE CONSIDERATION

Remittances in respect of the consideration payable for the China Strategic Shares, China Strategic Warrants and China Strategic Options tendered under the Offers will be posted within 10 days of the later of the date the Offers become or are declared unconditional and the date of receipt by the Registrar (in respect of the Share Offer and the Warrant Offer) or China Strategic (in respect of the Option Offer) of all the relevant documents to render the relevant acceptances under the Offers complete and valid. If the Offers lapse, certificates of China Strategic Shares and/or China Strategic Warrants and/or China Strategic Options, or other relevant documents tendered to the Offers will be posted to those who accepted the Offers within 10 days of the lapse of the Offers.

FURTHER TERMS OF THE OFFERS

Further terms and conditions of the Offers, including the procedures for acceptance and the acceptance period of the Offers are set out in Appendix I on pages 15 to 21 of this document and the accompanying White Form of Acceptance, Yellow Form of Acceptance and Pink Form of Renunciation.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices which form part of this document.

Yours faithfully,
For and on behalf of
Kingsway SW Securities Limited
William Ka Chung Lam
Director

1. PROCEDURE FOR ACCEPTANCE

If you decide to accept the Share Offer and, or, the Warrant Offer, please complete and sign the accompanying relevant form(s) of acceptance in accordance with the instructions thereon in respect of your holdings of China Strategic Shares and, or, China Strategic Warrants, as the case may be. Please then return the original form(s) of acceptance duly completed together with the relevant China Strategic Share certificate(s) and, or, China Strategic Warrant certificate(s), and, or, transfer receipt(s) and, or other document(s) of title and, or, any satisfactory indemnity or indemnities required in respect thereof for the whole of your holding of China Strategic Shares and, or , China Strategic Warrants, or for not less than the number of China Strategic Shares and, or, amount of China Strategic Warrants in respect of which you accept the Share Offer or Warrant Offer, as the case may be, to the Registrar, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and in any event so as to be received by not later than 4:00 p.m. on Tuesday, 26 August 2003, or such later time and, or date as the Offerors may decide. Acceptances received after 4:00 p.m. on such closing day will only be valid if the Offers are revised or extended before the closing date, or if the Offers have become or been declared unconditional by 4:00 p.m. on such closing date.

If you decide to accept the Option Offer, please complete and sign the accompanying Pink Form of Renunciation in accordance with the instructions thereon in respect of your holdings of China Strategic Options. Please then return the original Pink Form of Renunciation duly completed together with the China Strategic Option certificate(s) for the whole of your holding of China Strategic Options, or for not less than the number of China Strategic Options in respect of which you accept the Option Offer to the company secretary of China Strategic at the office of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and in any event so as to be received by not later than 4:00 p.m. on Tuesday, 26 August 2003, or such later time and, or date as the Offerors may decide. Acceptances received after 4:00 p.m. on such closing day will only be valid if the Offers are revised or extended before the closing date, or if the Offers have become or been declared unconditional by 4:00 p.m. on such closing date.

Share Offer

Subject to the Share Offer becoming or being declared unconditional and provided that the White Form of Acceptance, the China Strategic Share certificate(s) and, or transfer receipt(s) and, or other documents of title, and, or any satisfactory indemnity or indemnities required in respect thereof, are completed and in good order and have been received by the Registrar before the close of the Share Offer, cheques in respect of the relevant consideration will be posted at the risk of the accepting China Strategic Shareholders within ten days of the later of:

— the date on which the Share Offer becomes or is declared unconditional; and

— the receipt of all the relevant documents by the Registrar to render the acceptance under the Share Offer complete and valid.

If the China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title for your China Strategic Shares are in the name of a nominee company or some name other than your own, and you wish to accept the Share Offer you must either:

— lodge your China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, with the nominee company, or other nominee, with instructions authorising it to accept the Share Offer on your behalf and requesting it to deliver the White Form of Acceptance, duly completed together with the relevant China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to the Registrar; or

— arrange for the China Strategic Shares to be registered in your name by the Registrar and send the completed White Form of Acceptance to them together with the relevant China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof; or

— if you have deposited your China Strategic Shares with CCASS, instruct your broker to authorise HKSCC Nominees Limited to accept the Share Offer on your behalf on or before the deadline set by HKSCC Nominees Limited before the closing date. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker for the timing on processing your instruction, and submit your instruction to your broker as required.

If the China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities in respect thereof, of your China Strategic Shares are not readily available or is, are, lost and you wish to accept the Share Offer, you should nevertheless complete and sign the White Form of Acceptance and deliver it to the Registrar and arrange for the relevant China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to be forwarded to the Registrar as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your China Strategic Share certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, or that they are not readily available. If you have lost your China Strategic Share certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

If you have lodged a transfer of China Strategic Share for registration in your name but have not yet received your China Strategic Share certificate(s) and you wish to accept the Share Offer, you should nevertheless complete the White Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the Offerors or their agents to collect, on your behalf, the relevant China Strategic Share certificate(s) when issued and to deliver such China Strategic Share certificate(s) to the Registrar, subject to the terms of the Share Offer, as if they were China Strategic Share certificates delivered to the Registrar with the White Form of Acceptance.

The cash consideration due will not be despatched until the relevant China Strategic Share certificate and, or transfer receipt and, or any other documents of title (and, or a satisfactory indemnity or indemnities in respect of any lost Share certificate) have been received by the Registrar and otherwise subject to the terms and conditions of the Share Offer. However, an acceptance may not be counted towards fulfilling the acceptance condition unless it is received on or before the latest time for acceptance set out in this document, the White Form of Acceptance is duly completed and is accompanied by the relevant China Strategic Share certificate(s) and, or, transfer receipts and, or, other documents of title or certified by the Registrar or the Stock Exchange.

No acknowledgement of receipt of any White Form(s) of Acceptance, China Strategic Share certificate(s), and, or, transfer receipt(s) and, or, any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

If the Offers lapse, China Strategic Shares certificates and other relevant documents tendered to the Share Offer will be posted to those who accepted the Share Offer within 10 days of the lapse of the Offers.

Warrant Offer

Subject to the Warrant Offer becoming or being declared unconditional and provided that the Yellow Form of Acceptance, the China Strategic Warrant certificate(s) and, or transfer receipt(s) and, or other documents of title, and, or any satisfactory indemnity or indemnities required in respect thereof, are completed and in good order and have been received by the Registrar before the close of the Warrant Offer,

cheques in respect of the relevant consideration will be posted at the risk of accepting China Strategic Warrantholders within ten days of the later of:

— the date on which the Warrant Offer becomes or is declared unconditional; and

— the receipt of all the relevant documents by the Registrar to render the acceptance under the Warrant Offer complete and valid.

If the China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title for your China Strategic Warrants are in the name of a nominee company or some name other than your own, and you wish to accept the Warrant Offer you must either:

— lodge your China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, with the nominee company, or other nominee, with instructions authorising it to accept the Warrant Offer on your behalf and requesting it to deliver the Yellow Form of Acceptance, duly completed together with the relevant China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to the Registrar; or

— arrange for the China Strategic Warrants to be registered in your name by the Registrar and send the completed Yellow Form of Acceptance to them together with the relevant China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof; or

— if you have deposited your China Strategic Warrants with CCASS, instruct your broker to authorise HKSCC Nominees Limited to accept the Warrant Offer on your behalf on or before the deadline set by HKSCC Nominees Limited before the closing date. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker for the timing on processing your instruction, and submit your instruction to your broker as required.

If the China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities in respect thereof, of your China Strategic Warrants are not readily available or is, are, lost and you wish to accept the Warrant Offer, you should nevertheless complete and sign the Yellow Form of Acceptance and deliver it to the Registrar and arrange for the relevant China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, to be forwarded to the Registrar as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your China Strategic Warrant certificate(s) and, or, transfer receipt(s) and, or, any other document(s) of title, and, or, any satisfactory indemnity or indemnities required in respect thereof, or that they are not readily available. If you have lost your China Strategic Warrant certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

If you have lodged a transfer of China Strategic Warrants for registration in your name but have not yet received your China Strategic Warrant certificate(s) and you wish to accept the Warrant Offer, you should nevertheless complete the Yellow Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the Offerors or their agents to collect, on your behalf, the relevant China Strategic Warrant certificate(s) when issued and to deliver such Warrant certificate(s) to the Registrar, subject to the terms of the Warrant Offer, as if they were China Strategic Warrant certificates delivered to the Registrar with the Yellow Form of Acceptance.

The cash consideration due will not be despatched until the relevant China Strategic Warrant certificate and, or transfer receipt and, or any other documents of title (and, or a satisfactory indemnity or indemnities in respect of any lost China Strategic Warrant certificate) have been received by the Registrar and otherwise subject to the terms and conditions of the Warrant Offer. However, an acceptance may not be counted towards fulfilling the acceptance condition unless it is received on or before the latest time for

acceptance set out in this document, the Yellow Form of Acceptance is duly completed and is accompanied by the relevant China Strategic Warrant certificate(s) and, or, transfer receipts and, or, other documents of title or certified by the Registrar or the Stock Exchange.

No acknowledgement of receipt of any Yellow Form(s) of Acceptance, China Strategic Warrant certificate(s), and, or, transfer receipt(s) and, or, any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

If the Offers lapse, the China Strategic Warrants certificates and other relevant documents tendered to the Warrant Offer will be posted to those who accepted the Warrant Offer within 10 days of the lapse of the Offers.

Option Offer

Subject to the Option Offer becoming or being declared unconditional and provided that the Pink Form of Renunciation, the China Strategic Option certificate(s) for the whole of your holding of China Strategic Options, or for the number of China Strategic Options in respect of which you accept the Option Offer, are completed and in good order and have been received by the company secretary of China Strategic before the close of the Option Offer, cheques in respect of the relevant consideration will be posted at the risk of accepting China Strategic Optionholder within ten days of the later of:

— the date on which the Option Offer becomes or is declared unconditional; and

— the receipt of all the relevant documents by the company secretary of China Strategic to render the acceptance under the Option Offer complete and valid.

If the China Strategic Option certificate(s) of your China Strategic Options is/are, lost and you wish to accept the Option Offer, you should nevertheless complete and sign the Pink Form of Renunciation and deliver it to the company secretary of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and arrange for the relevant China Strategic Option certificate(s) to be forwarded to the company secretary of China Strategic at the office of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your China Strategic Option certificate(s).

The cash consideration due will not be despatched until the relevant China Strategic Option certificate and, or a satisfactory indemnity or indemnities in respect of any lost China Strategic Option certificate has been received by the Company secretary of China Strategic and otherwise subject to the terms and conditions of the Option Offer.

No acknowledgement of receipt of any Pink Form of Renunciation, China Strategic Option certificate, or, transfer receipt and, or, any other documents of title will be given.

If the Offers lapse, the China Strategic Options certificates and other relevant documents tendered to the Option Offer will be posted to those who accepted the Option Offer within 10 days of the lapse of the Offers.

2. ACCEPTANCE PERIOD AND REVISIONS

The Offerors reserve the right to revise or extend the Offers after the despatch of this document.

Unless the Offers have previously been extended or revised or the Offers have previously become or been declared unconditional, the Offers will close and acceptance must be received by 4:00 p.m. on the closing date.

If the Offers become or are declared unconditional, the Offers will remain open for acceptance for not less than fourteen days from the date on which the Offerors announce that the Offers have become or are declared unconditional.

The Offers shall not be capable of:

— becoming or being declared unconditional after the expiry of 60 days from the date of posting of this document; or

— being kept open after that date, provided that the Offerors reserve the right, with the permission of the Executive under the Takeovers Code, to extend the Offers to a later time and, or, date.

If the Share Offer or the Warrant Offer or the Option Offer is revised, it will remain open for acceptance for a period of not less than 14 days following the date on which the revised offer document is posted. The benefit of any revision of the Share Offer or the Warrant Offer or the Option Offer will be available to any China Strategic Shareholder whether or not he or she has previously accepted the Share Offer or any China Strategic Warrantholder whether or not he or she has previously accepted the Warrant Offer or any China Strategic Optionholder who has previously accepted the Option Offer. The execution by or on behalf of any China Strategic Shareholder or China Strategic Warrantholder or China Strategic Optionholder who has previously accepted the Share Offer or the Warrant Offer or the Option Offer under any White Form of Acceptance or Yellow Form of Acceptance or Pink Form of Renunciation shall be deemed to constitute acceptance of the revised Share Offer or Warrant Offer or Option Offer, unless such China Strategic Shareholder or China Strategic Warrantholder or China Strategic Optionholder becomes entitled to withdraw his acceptance and duly does so.

3. ANNOUNCEMENTS

(a) By 6:00 p.m. on the closing date (or such later time and/or date as the Executive agrees), the Offerors shall inform the Executive and the Stock Exchange that the Offers have been closed or extended and shall publish an announcement on the Stock Exchange's website by 7:00 p.m. on the closing date of Offers stating whether the Offers have been revised or extended, has expired or has become or been declared unconditionally. The Offerors shall republish such announcement in newspapers on the next business day to that effect. The announcement shall state the total number of the China Strategic Shares:

— for which acceptances of the Offers have been received;

— held, controlled or directed by the Offerors or persons acting in concert with them before the Offer Period; and

— acquired or agreed to be acquired during the Offer Period by the Offerors or any persons acting in concert with them.

The announcement shall include the details of voting rights, rights over China Strategic Shares, derivatives and arrangements as required by Rule 3.5(c), (d) and (f) of the Takeovers Code. The announcement shall also specify the percentages of the relevant classes of share capital, and the percentages of voting rights, represented by these numbers.

If the Offerors is unable to comply with any of the requirements of Rule 19 of the Takeovers Code, the Executive may require that acceptors be granted a right of withdrawal, on terms acceptable to the Executive, until the requirements of Rule 19 can be met.

(b) In computing the number of China Strategic Shares, China Strategic Warrants and the China Strategic Options represented by acceptances. Acceptances which are not in all respects in order or that are subject to verification will be separately stated.

(c) As required under the Takeovers Code and the Listing Rules, any announcement in relation to the Offers, in respect of which the Executive and the Stock Exchange have confirmed that they have no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper being in each case a newspaper which is published daily and circulated generally in Hong Kong.

4. RIGHT OF WITHDRAWAL

An acceptor of the Offers is entitled to withdraw his acceptance after 21 days from the first closing date, if the Offers have not by then become unconditional. Such entitlement to withdraw shall be exercisable until the Offers become unconditional. Save as aforesaid, acceptances shall be irrevocable and cannot be withdrawn except in circumstances set out in Rule 19.2 of the Takeovers Code, which provides that if the Offerors are unable to comply with any of the requirements of making announcements relating to the Offers under the Takeovers Code as described under the section headed "Announcements" above, the Executive may require that acceptors be granted a right of withdrawal, on terms acceptable to the Executive, until such requirements can be met.

5. GENERAL

(a) All communications, notices, forms of acceptance, certificates of China Strategic Shares, China Strategic Warrants and China Strategic Options, transfer receipts, other documents of title and remittances to be delivered by or sent to or from China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of China Strategic, the Offerors, or any of their agents accepts any liability for any loss in postage or any other liabilities that may arise as a result.

(b) The provisions set out in the accompanying form(s) of acceptance and form of renunciation form part of the Offers.

(c) The accidental omission to despatch this document and/or form(s) of acceptance and/or form of renunciation or any of them to any person to whom the Offers is made will not invalidate the Offers in any way.

(d) The Offers and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(e) Due execution of the form(s) of acceptance and form of renunciation will constitute an authority to any director of China Strategic or such person or persons as China Strategic may direct to complete and execute any document on behalf of the person accepting the Share Offer and/or the Warrant Offer and/or Option Offer and to do any other act that may be necessary or expedient for the purposes of vesting in the Offerors or such person or persons as it may direct the China Strategic Shares and/or China Strategic Warrants and/or China Strategic Options in respect of which such person has accepted the Offers.

(f) Acceptance of the Share Offer and/or the Warrant Offer and/or Option Offer by any person or persons will be deemed to constitute a warranty by such person or persons to the Offerors that the China Strategic Shares and/or the China Strategic Warrants and/or China Strategic Options acquired under the Offers are sold by any such person or persons free from all third party rights, liens, claims, charges, equities and encumbrances and together with all rights attaching thereto including the rights to receive all future dividends or other distributions declared, paid or made on the China Strategic Shares and/or the China Strategic Warrants and/or China Strategic Options after the closing of the Offers.

(g) Pursuant to the Offers, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholder and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

(h) The Offerors do not intend to exercise any right to acquire compulsorily any China Strategic Shares not acquired under the Offers after the Offers have closed but reserve the right to do so.

(i) References to the Offers in this document and in the form(s) of acceptance and form of renunciation shall include any revision and/or extension thereof.

(j) The making of the Offers to persons with a registered address in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person who wishes to accept the Offers to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction.

(k) The consideration payable to any China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder under the Offers, after deduction of respective seller's ad valorem stamp duty, will be settled by posting remittances in accordance with the terms of the Offers and without regard to any lien, right of set-off, counterclaim or other analogous rights to which the Offerors may otherwise be, or claim to be, entitled against such China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder.

(l) The English text of this document and the form(s) of acceptance and the form of renunciation shall prevail over the Chinese text for the purpose of interpretation.

1. RESPONSIBILITY STATEMENT

(a) The issue of this document has been approved by the directors of Hanny, Paul Y. - ITC and the Offerors.

(b) This document includes particulars given in compliance with the SFO and the Takeovers Code for the purpose of giving information with regard to the Offerors and the Offers.

(c) The directors of the Offerors accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquires, that to the best of his knowledge and belief, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document misleading.

(d) The information relating to China Strategic Group and their respective shareholders included in this document has been extracted from information publicly available. The only responsibility accepted by the directors of the Offerors in respect of the information relating to China Strategic has been to ensure that it has been correctly extracted and the extractions are not misleading and based on the information publicly available.

2. MARKET PRICES

China Strategic Shares

The table below shows the closing prices of the China Strategic Shares quoted on the Stock Exchange on the last trading day for each of the six calendar months immediately preceding the date of the Joint Announcement, on the last trading day immediately preceding the date of the Joint Announcement and the last trading day immediately preceding the date of the Supplemental Announcement and on the Latest Practicable Date:

Date	**Closing price per China Strategic Share** *HK$*
2002	
31st December	0.100
2003	
30th January	0.090
28th February	0.094
31st March	0.090
30th April	0.090
30th May	0.080
27th June	0.090
10th July	0.145
Latest Practicable Date	0.145

The highest and lowest closing price per China Strategic Share recorded on the Stock Exchange during the Relevant Period were HK$0.145 and HK$0.080 respectively.

China Strategic Warrants

The table below shows the closing prices of the China Strategic Warrants quoted on the Stock Exchange on the last trading day for each of the six calendar months immediately preceding the date of the Joint Announcement, on the last trading day immediately preceding the date of the Joint Announcement and the last trading date immediately preceding the date of the Supplemental Announcement and on the Latest Practicable Date:

Date	Closing price per China Strategic Warrant *HK$*
2002	
31st December	0.01
2003	
30th January	0.01
28th February	0.01
31st March	0.01
30th April	0.01
30th May	0.01
27th June	0.01
10th July	0.02
Latest Practicable Date	0.02

The highest and lowest closing price per China Strategic Warrant recorded on the Stock Exchange during the Relevant Period were HK$0.02 and HK$0.01 respectively.

3. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, Hanny and Paul Y. - ITC, through the Offerors and their concert parties, are interested in 291,675,000 China Strategic Shares, representing an aggregate interest of approximately 35.16% of the existing issued share capital of China Strategic.

In addition, Hanny and Paul Y. - ITC, through the Offerors, are interested in 48,264,000 China Strategic Warrants, collectively representing approximately 29.10% of the outstanding China Strategic Warrants. Based on the subscription price of HK$0.16 per China Strategic Share, 48,264,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by the Offerors, representing 5.82% of the existing total issued China Strategic Shares and about 5.50% of the total issued China Strategic Shares as enlarged by the issue of such new China Strategic Shares.

As at the Latest Practicable Date, Dr. Charles Chan indirectly holds approximately 34.82% of the issued ordinary share capital of ITC Corporation and he also directly holds approximately 1.06% of the issued share capital of Paul Y. - ITC. In addition, 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of the issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

By virtue of his being the controlling shareholder of ITC Corporation, Dr. Charles Chan is deemed to be interested in 145,492,500 China Strategic Shares and 24,132,000 China Strategic Warrants held by Paul Y. - ITC Group.

Save as stated above, the Offerors, directors of the Offerors and persons acting in concert with the Offerors are not interested in any securities of China Strategic.

Save for the 290,985,000 China Strategic Shares and any China Strategic Shares to be acquired by the Offerors under the Share Offer or otherwise during the Offer Period pledged by the Offerors to Kingsway SW Securities to secure the loan facility granted to the Offerors by Kingsway SW Securities and the 49,665,000 China Strategic Shares purchased by Kingsway SW Securities on behalf of the Offerors on 9 July 2003, as at the Latest Practicable Date, Kingsway Capital and Kingsway SW Securities do not have any beneficial interest in the China Strategic Shares or China Strategic Warrants and have not dealt in any, China Strategic Shares or China Strategic Warrants as principal during the Relevant Period.

4. DEALINGS IN CHINA STRATEGIC SHARES AND CHINA STRATEGIC WARRANTS

Save for the acquisitions by the Offerors of 49,665,000 China Strategic Shares on the market at a price of HK$0.10 per share made on 9 July 2003, neither the Offerors nor any of the parties acting in concert with them and the directors of the Offerors have dealt in the China Strategic Shares or China Strategic Warrants or other securities of China Strategic during the Relevant Period.

5. CONSENT

Kingsway SW Securities is a licensed corporation under the SFO and it has given and have not withdrawn its written consent to the issue of this document with the inclusion herein of its letter and references to its names, in the form and context in which it appears herein.

6. GENERAL

(a) Save for Ms. Chan Ling, Eva (the holder of China Strategic Options) has undertaken to the Offerors that she will accept the Option Offer, as at the Latest Practicable Date, no person who own or control China Strategic Shares and/or China Strategic Warrants had irrevocably committed himself or the intention, prior to the posting of this document, to accept or reject the Offers. The abovementioned undertaking by Ms. Chan Ling, Eva will be ceased if the Offers lapse.

Save for the China Strategic Options, Ms. Chan Ling, Eva was not interested and has not dealt in any China Strategic Shares or China Strategic Warrants or other securities of China Strategic during the Relevant Period.

(b) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 of Rule 22 of the Takeovers Code with the Offerors or with any party acting in concert with the Offerors.

(c) There is no payment or other benefit to be made or given to any directors of China Strategic or any of its subsidiary as compensation for loss of office or otherwise in connection with the Offers.

(d) As at the Latest Practicable Date, there are no agreements, arrangements or understandings (including any compensation arrangement) exists between the Offerors or their concert parties and any of the directors and recent directors of China Strategic or China Strategic Shareholders and recent China Strategic Shareholders, China Strategic Warrantholders and recent China Strategic Warrantholders, China Strategic Optionholder and recent China Strategic Optionholders or any person having any connection with or dependence upon the Offers.

(e) As at the Latest Practicable Date, there was no agreement, arrangement or understanding between the Offerors and any other persons for the transfer of the beneficial interests in China Strategic Shares and China Strategic Warrants acquired by the Offerors under the Offers other than the loan and mortgage agreements entered into between the Offerors and Kingsway SW Securities, pursuant to which the Offerors agreed to pledge their 290,985,000 China Strategic Shares beneficially owned by the Offerors and any China Strategic Shares to be acquired by the Offerors under Share Offer or otherwise during the Offer Period to Kingsway SW Securities.

(f) ITC Corporation is the controlling shareholder of Paul Y. - ITC and substantial shareholder of Hanny. The directors of ITC Corporation are Dr. Charles Chan, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan, Mr. Wong Kun To, Mr. Cheung Hon Kit, Mr. Lai, Dominic and Mr. Chuck, Winston Calptor. Dr. Charles Chan is the controlling shareholder of ITC Corporation.

(g) The registered office of ITC Corporation is at Clarendon House, Church Street, Hamilton HM 11, Bermuda and its principal place of business in Hong Kong is at 33rd Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(h) The address of Dr. Charles Chan is at 33rd Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(i) Calisan Developments Limited is an indirect wholly-owned subsidiary of Paul Y. - ITC. The directors of Paul Y. - ITC are Dr. Charles Chan, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad, Mr. Lee Hon Chiu, Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

(j) The registered office of Paul Y. - ITC is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and its principal place of business in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(k) Well Orient Limited is an indirect wholly-owned subsidiary of Hanny. The directors of Hanny are Dr. Charles Chan, Dr. Allan Yap, Mr. Lui Siu Tsuen, Richard, Mr. Chan Kwok Hung, Mr. Fok Kin Ning, Canning, Ms. Shih Edith (alternate to Mr. Fok Kin Ning, Canning), Mr. Ip Tak Chuen, Edmond, Mr. Cheung Hon Kit, Mr. Yuen Tin Fan, Francis, Mr. Tsang Link Carl, Brian, Ms. Ma Wai Man, Catherine and Mr. Kwok Ka Lap, Alva.

(l) The registered office of Hanny is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and its principal place of business in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(m) The registered office of Calisan Developments Limited is at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The correspondence address in Hong Kong of Calisan Developments Limited is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(n) The directors of Calisan Developments Limited are Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna and Mr. Chan Fut Yan.

(o) The registered office of Well Orient Limited is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(p) The directors of Well Orient Limited are Dr. Allan Yap and Mr. Lui Siu Tsuen, Richard.

(q) The address of Kingsway Capital, the financial advisers to Hanny and Paul Y. - ITC, is at 5th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(r) The address of Kingsway SW Securities is at 5th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

(s) The English text of this document, the forms of acceptance and form of renunciation shall prevail over the Chinese text.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of the Offerors during normal business hours while the Offers remain open for acceptance;

(a) the memorandum of association and articles of association of the Offerors;

(b) the Joint Announcement and Supplemental Announcement;

(c) the letter from Kingsway SW Securities, the text of which is set out on pages 5 to 14 of this document; and

(d) the letter of consent from Kingsway SW Securities referred to in this Appendix.

(e) the undertaking by Ms. Chan Ling, Eva referred to in this Appendix.

此乃要件　請即處理

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有中策集團有限公司股份及╱或認股權證，應立即將本文件連同隨附之白色及粉紅色接納表格送交買主、承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
（錦興集團有限公司）
（於百慕達註冊成立之有限公司）

ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

滙富集團

滙富証券有限公司

代表

Calisan Developments Limited及威倫有限公司
（分別為保華德祥建築集團有限公司
及錦興集團有限公司
之間接全資附屬公司）
提出強制性有條件現金收購建議，
收購中策全部已發行股份及尚未行使中策認股權證，
（收購人及與彼等一致行動人士
現時擁有之中策股份及中策認股權證除外），
及註銷所有尚未行使中策購股權

錦興集團有限公司及
保華德祥建築集團有限公司之財務顧問

滙富集團

滙富融資有限公司

本文件第5至第14頁載列載有（其中包括）該等收購建議之條款詳情之滙富証券函件。

接納該等收購建議之手續載於本文件第13至14頁及附錄一與隨附之有關接納表格及放棄表格內。接納股份收購建議與認股權證收購建議之文件及接納購股權收購建議之文件，無論如何最遲須於二零零三年八月二十六日下午四時正，或由收購人決定及公佈之較後時間及或日期之前，送交標準證券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）（就股份收購建議及認股權證收購建議）及中策之公司秘書（地址為香港九龍觀塘鴻圖道51號保華企業中心8樓中策辦公室）（就購股權收購建議），方為有效。

二零零三年七月二十九日

目　錄

頁次

預期時間表 1

釋義 2

滙富証券函件 5

附錄一　－　該等收購建議之其他條款 15

附錄二　－　一般及其他資料 22

預期寄發被收購人文件之日期(附註1) .... 二零零三年八月十二日星期二

接受接納之最後期限 .... 二零零三年八月二十六日星期二下午四時正

在聯交所網站上刊登公佈,宣佈
該等收購建議是否已期滿失效或已成為
或已宣佈成為無條件件 .... 二零零三年八月二十六日星期二下午七時正

該等收購建議之首次截止日期(附註2、3、4及5) .... 二零零三年八月二十六日星期二

於報章刊登該等收購建議結果之公佈之日期 .... 二零零三年八月二十七日星期三

該等收購建議之最終截止日期
(假設該等收購建議於二零零三年
八月二十六日宣佈成為無條件) .... 二零零三年九月九日星期二

就所接獲之有效接納於最後接納限期或之
前寄發該等收購建議應付款項滙款之最後限期
(倘該等收購建議於首次截止日期成為或
宣佈成為無條件)(附註6) .... 二零零三年九月十九日星期五

附註:

1. 根據收購守則,中策須於寄發本文件後14日內,將被收購人文件寄予中策股東、中策認股權證持有人及中策購股權持有人(除非獲執行理事同意協定一個較後日期)。

   倘未能根據收購守則由二零零三年七月二十九日起計14日內寄發被收購人文件,則收購人擬按照延期寄發被收購人文件所涉及之營業日之相同日數,將收購建議期間延長。

2. 根據收購守則,倘於寄發本文件日期後始將被收購人文件寄出,則收購人必須於寄發本文件日期後最少28日內維持接受接納該等收購建議。雖然收購人無意延長該等收購建議,惟彼等保留延長該等收購建議之權利。

3. 除非收購人根據收購守則修訂或延長該等收購建議之可供接納期間,否則該等收購建議將會於二零零三年八月二十六日星期二截止。於該等收購建議截止後,將會於截止日期下午七時正前在聯交所網站上刊登該等收購建議之結果公佈,並將會於二零零三年八月二十七日星期三於報章上再次刊登。

4. 收購人將於該等收購建議已成為無條件時發表公佈。根據收購守則,將於該等收購建議宣佈成為無條件後最少14日內維持接受接納該等收購建議。

5. 根據收購守則,除非該等收購建議已於之前成為無條件,否則於由寄發本文件日期(即二零零三年九月二十六日)起計之60日期間屆滿後,不得接受接納該等收購建議。

6. 根據該等收購建議交出之中策股份、中策認股權證及中策購股權之應付代價,分別將會於過戶登記處或中策(視情況而定)接獲接受該等收購建議而交出之一切所需填妥及有效之文件之日期及該等收購建議成為或宣佈成為無條件之日期兩者中之較後日期後十日內支付。請參閱本文件第13至第14頁滙富証券函件中「接納及付款」一段。

本文件所載之所有時間均指香港時間。

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人」	指	具有上市規則所賦予之涵義
「中央結算系統」	指	由香港結算設立及運作之中央結算及交收系統
「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「中策集團」	指	中策及其附屬公司
「中策購股權」	指	中策根據於一九九二年七月二十日採納之購股權計劃所授出之購股權
「中策購股權持有人」	指	中策購股權之持有人
「中策股份」	指	中策股本中每股面值0.10港元之股份
「中策股東」	指	中策股份之持有人
「中策認股權證」	指	中策之認股權證，附帶權利可由二零零二年八月二十九日起至二零零三年十二月三十一日止(包括該日)，隨時以認購價每股中策股份0.16港元，認購165,893,682股中策股份
「中策認股權證持有人」	指	中策認股權證之持有人
「陳國強博士」	指	陳國強博士，德祥企業、錦興、保華德祥及中策之主席兼執行董事
「執行理事」	指	證監會企業融資部之執行理事或由執行理事委派之任何代表
「錦興」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「錦興集團」	指	錦興及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「獨立董事委員會」	指	中策董事會將委任之中策獨立董事委員會，以向獨立中策股東、獨立中策認股權證持有人及中策購股權持有人就該等收購建議提供意見
「獨立中策股東」	指	收購人及彼等之一致行動人士以外之中策股東
「獨立中策認股權證持有人」	指	收購人及彼等之一致行動人士以外之中策認股權證持有人

「獨立第三方」	指	與中策或其任何附屬公司之董事、行政總裁或主要股東或彼等之任何聯繫人概無關連或並非與上述人士一致行動之人士
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「德祥企業集團」	指	德祥企業及其附屬公司
「聯合公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月八日就該等收購建議作出之聯合公佈
「滙富融資」	指	滙富融資有限公司，滙富証券之同集團附屬公司，為持牌法團，並為錦興及保華德祥就該等收購建議之財務顧問
「滙富証券」	指	滙富証券有限公司，滙富融資之同集團附屬公司，為持牌法團
「最後實際可行日期」	指	二零零三年七月二十六日，即本文件付印前為確認本文件所載若干資料之最後實際可行日期
「持牌法團」	指	屬於證券及期貨條例「持牌法團」所界定之人士
「上市規則」	指	聯交所之證券上市規則
「收購建議期間」	指	由二零零三年七月八日星期二(即刊登載列(其中包括)該等收購建議之詳情之聯合公佈之日)起至(a)該等收購建議截止接納之日或(b)該等收購建議作廢之日(兩者以較遲者為準)
「被收購人文件」	指	根據收購守則之條文，中策將予刊發予中策股東、中策認股權證持有人及中策購股權持有人之回應文件，載有(其中包括)獨立董事委員會就該等收購建議之推薦建議及獨立財務顧問就該等收購建議之意見，並預期由本文件刊發日期起計14日內寄發
「收購人」	指	Calisan Developments Limited及威倫有限公司，分別為保華德祥及錦興之間接全資附屬公司
「該等收購建議」	指	股份收購建議、認股權證收購建議及購股權收購建議
「購股權收購建議」	指	根據本文件及粉紅色放棄表格所載之條款及條件，以每份中策購股權0.001港元之價格提出強制性有條件現金收購建議，以註銷所有尚未行使中策購股權
「保華德祥」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市

「保華德祥集團」	指	保華德祥及其附屬公司
「粉紅色放棄表格」	指	本文件隨付之購股權收購建議之粉紅色放棄及接納表格
「中國」	指	中華人民共和國，就本文件而言，不包括香港、中華人民共和國澳門特別行政區及台灣
「過戶登記處」	指	中策之股份及認股權證過戶登記處，標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下
「有關期間」	指	由聯合公佈刊發日期前六個月之日期起計直至最後實際可行日期為止之期間
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份收購建議」	指	根據本文件及白色接納表格所載之條款及條件，以每股中策股份0.139港元之價格提出強制性有條件現金收購建議，以收購中策之全部已發行股份(現時由收購人及彼等之一致行動人士擁有之中策股份除外)
「聯交所」	指	香港聯合交易所有限公司
「補充公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月二十一日就該等收購建議聯合發表之公佈
「收購守則」	指	香港公司收購及合併守則
「認股權證收購建議」	指	根據本文件及黃色接納表格所載之條款及條件，以每份中策認股權證0.001 港元之價格提出強制性有條件現金收購建議，以收購全部尚未行使之中策認股權證(現時由收購人及彼等之一致行動人士擁有之中策認股權證除外)
「白色接納表格」	指	本文件隨付之股份收購建議之白色接納及過戶表格
「黃色接納表格」	指	本文件隨付之認股權證收購建議之黃色接納及過戶表格
「港元」	指	香港法定貨幣港元

Kingsway Group

香港中環夏慤道10號和記大廈5樓
電話：(852) 2877-1830　傳真：(852) 2868-3570

滙富集團

敬啟者：

滙富証券有限公司代表
收購人
（分別為錦興集團有限公司及
保華德祥建築集團有限公司
之間接全資附屬公司）
提出強制性有條件現金收購建議，
收購中策全部已發行股份及尚未行使中策認股權證，
（收購人及與彼等一致行動人士
現時擁有之中策股份及中策認股權證除外），
及註銷所有尚未行使中策購股權

緒言

本函件提述德祥企業、錦興、保華德祥及中策於二零零三年七月八日就該等收購建議發表之聯合公佈，據此，收購人宣佈提出自願有條件現金收購建議，分別按每股中策股份0.10港元及每份中策認股權證0.001港元之價格收購中策股份及中策認股權證(收購人及彼等之一致行動人士已擁有之中策股份及中策認股權證除外)，以將收購人於中策之股權總額，增至佔中策已發行股本逾50%，滙富証券已獲收購人委任，按不高於每股中策股份0.10港元之價格於市場上收購中策股份。於二零零三年七月九日，滙富証券(代表收購人)按每股中策股份0.10港元之價格，於公開市場上購買49,665,000股中策股份，佔中策已發行股本5.98%。於二零零三年七月九日購買股份後，收購人及彼等之一致行動人士合共擁有291,675,000股中策股份，佔中策已發行股本約35.16%，因此，根據收購守則第26條，於自願收購建議之收購建議期間內觸發強制性收購建議。

於二零零三年七月二十一日，收購人已知會中策，股份收購建議之收購價將會由每股中策股份0.10港元增至0.139港元。收購人將會透過滙富証券提出一項強制性有條件現金收購建議，分別以每股中策股份0.139港元及每份中策認股權證0.001港元之價格收購中策股份及中策認股權證(由收購人及與收購人一致行動之人士現時擁有之中策股份及中策認股權證除外)，及以按每份中策購股權0.001港元之價格註銷所有尚未行使中策購股權。

該等收購建議須待收購人已接獲中策股份附帶之投票權，連同於收購建議期間前或於收購建議期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與彼等一致行動人士合共持有超過50%之中策股份所附帶之投票權後，方可作實。

本函件載述該等收購建議之條款及有關收購人之資料。接納該等收購建議時，須按照本文件附錄一、本文件隨付之白色接納表格、黃色接納表格及粉紅色放棄表格所載列之條款。**根據收購守則，被收購人文件預期將由本文件刊發日期起計14日內寄發予　閣下，被收購人文件將會載有將予組成以就該等收購建議為　閣下提供意見之獨立董事委員會函件及獨立財務顧問就各方面之意見函件。務請　閣下先等候收取被收購人文件，並於細閱被收購人文件之內容後，始行決定是否接納該等收購建議。**

該等收購建議

滙富証券根據收購守則，代表收購人提出一項有條件現金收購建議，以收購中策全部已發行股份及尚未行使中策認股權證(收購人及與彼等一致行動人士已擁有之中策股份及中策認股權證除外)，及以註銷所有尚未行使中策購股權，乃根據以下之基準：

股份收購建議

每股中策股份 現金0.139港元

每股中策股份0.139港元之價格，較：

- 於二零零三年六月二十七日(即緊接聯合公佈刊發日期前之最後一個交易日)在聯交所所報之收市價每股中策股份0.09港元溢價約54.44%；
- 於二零零三年七月十日(即緊接補充公佈刊發日期前之最後一個交易日)在聯交所所報之收市價每股中策股份0.145港元折讓約4.14%；
- 直至二零零三年六月二十七日(包括該日)為止連續十個交易日在聯交所所報之平均收市價每股中策股份0.089港元溢價約56.18%；
- 直至二零零三年七月十日(包括該日)為止連續十個交易日在聯交所所報之平均收市價每股中策股份0.0985港元溢價約41.12%；
- 直至二零零三年六月二十七日(包括該日)為止連續三十個交易日在聯交所所報之平均收市價每股中策股份0.086港元溢價約61.63%；
- 直至二零零三年七月十日(包括該日)為止連續三十個交易日在聯交所所報之平均收市價每股中策股份0.0897港元溢價約54.96%；
- 直至二零零三年六月二十七日(包括該日)為止六個月期間在聯交所所報之平均收市價每股中策股份0.09港元溢價約54.44%；
- 直至二零零三年七月十日(包括該日)為止六個月期間在聯交所所報之平均收市價每股中策股份0.0901港元溢價約54.27%；及
- 按照中策於二零零二年十二月三十一日之經審核賬目計算之每股中策股份資產淨值2.08港元折讓約93.32%。

認股權證收購建議

每份中策認股權證 現金0.001港元

中策認股權證現時為價外，及將於二零零三年十二月三十一日後屆滿。因此，以0.001港元提出收購每份中策認股權證。每份中策認股權證之作價0.001港元較：

- 於二零零三年七月十日(即緊接聯合公佈刊發日期前最後一個交易日)在聯交所所報之收市價每份中策認股權證0.02港元折讓約95.00%；
- 於截至二零零三年七月十日(包括該日)止連續十個交易日在聯交所所報之平均收市價每份中策認股權證0.012港元折讓約91.67%

購股權收購建議

註銷每份中策購股權 現金0.001港元

中策已向中策執行董事陳玲女士發行購股權，根據購股權計劃可以認購價每股中策股份3.145港元認購最多達75,000股中策股份。中策購股權現時為價外。此外，每股中策股份之價格大幅低於中策購股權之認購價，及該等中策購股權為不可出讓及不可轉讓。經計及上述因素後，根據收購守則，滙富証券代表收購人向該名中策購股權持有人提出收購建議，建議其交出中策購股權，藉此以0.001港元註銷每份尚未行使之中策購股權。於二零零三年七月八日，陳玲女士已向收購人承諾，其於收購建議期間內將不會行使中策購股權。

總代價

於最後實際可行日期，收購人及與彼等之一致行動人士合共擁有291,675,000股中策股份，佔中策已發行股本35.16%之權益。假設全面接納該等收購建議，收購人應支付之現金代價，將約為74,900,000港元，以收購價每股中策股份0.139港元、每份中策認股權證0.001港元及每份中策購股權0.001港元計，其中分別約74,800,000港元、117,630港元及75港元將分別用作收購中策股份、中策認股權證及中策購股權。

該等收購建議之條件

股份收購建議須待收購人已接獲中策股份附帶之投票權，連同於該等收購建議前或於該等收購建議期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與彼等一致行動人士合共持有超過50%之中策股份所附帶之投票權後，方可作實。

認股權證收購建議及購股權收購建議須待股份收購建議成為或宣佈成為無條件後，方告作實。

充裕之財務資源

滙富融資已獲收購人委任就該等收購建議為彼等提供意見，及滙富融資信納收購人可從滙富証券批予收購人之貸款融資額60,000,000港元，獲得充裕財務資源，而餘額14,900,000港元將會以收購人之內部資源撥資，令收購人可支付全面接納該等收購建議。根

據收購人與滙富証券訂立之貸款及抵押協議，收購人同意將彼等實益擁有之290,985,000股中策股份及收購人於收購建議期間根據股份收購建議或其他方式將予收購之任何中策股份抵押予滙富証券，以為滙富証券授予收購人之貸款融資提供擔保。

接納之最後期限

接納之最後期限為二零零三年八月二十六日星期二下午四時正。收購人無意延長該等收購建議之最後接納期限，惟會保留有關權利。

倘被收購人文件未能根據收購守則之規定由二零零三年七月二十九日起計十四日內寄發，收購人擬按延期寄發被收購人文件所涉及之營業日之相同日數，將收購建議期間延長。

接納該等收購建議之影響

於接納該等收購建議及於該等收購建議成為或宣佈成為無條件後，中策股東或中策認股權證持有人將會在不附帶一切留置權、索償及產權負擔之情況下，將彼等之中策股份或中策認股權證，連同所有隨付權利一併出售，包括收取於該等收購建議截止後所宣派、作出或支付之一切股息及分派之權利，而中策購股權持有人將會交出有關之中策購股權供註銷。**倘該等收購建議於當日未能成為無條件，接納該等收購建議之人士有權由首次截止日期起計21日後撤回其接納。撤回接納之該項權力可於該等收購建議成為無條件前予以行使。除上述者外，接納該等收購建議為不可撤回及不能撤銷，惟在收購守則所准許之情況下除外。**

印花税

根據該等收購建議，接納股份收購建議及／或認股權證收購建議須支付之賣方從價印花税(每1,000港元須繳納1.00港元，不足1,000港元之代價亦須繳納1.00港元)將由接納股份收購建議及／或認股權證收購建議之中策股東及／或中策認股權證持有人支付，將從接納股份收購建議及／或認股權證收購建議應支付之代價中扣除，並由收購人支付。

買賣及持有中策股份及中策認股權證

在收購建議期間於二零零三年七月八日開始前，收購人各自擁有120,660,000股中策股份，相當於中策已發行股本約14.55%，或合共擁有241,320,000股中策股份之權益，相當於中策已發行股本29.10%。於二零零三年七月九日，收購人已共同於市場上購買合共49,665,000股中策股份並將該等股份平分，相當於中策已發行股本約5.98%。於二零零三年七月九日購買股份後，收購人各自擁有145,492,500股中策股份之權益，相當於中策已發行股本之17.54%，或合共擁有290,985,000股中策股份之權益，相當於中策已發行股本約35.08%。

連同由收購人之一致行動人士(錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士)所持之690,000股中策股份，於最後實際可行日期，錦興及保華德祥透過收購人及彼等一致行動人士於291,675,000股中策股份中擁有權益，相當於中策已發行股本約35.16%。

除於二零零三年七月九日所作之購買外，於有關期間，收購人或任何與彼等一致行動人士概無買賣中策股份或中策認股權證或其他中策證券。

此外，錦興及保華德祥透過收購人，持有48,264,000份中策認股權證，合共相當於尚未行使中策認股權證約29.10%。按照認購價每股中策股份0.16港元計算，於收購人全面兑換中策認股權證後，將會發行48,264,000股新中策股份，相當於現有已發行中策股份總額約5.82%及經發行該等新中策股份擴大後之已發行中策股份總額約5.50%。

於最後實際可行日期，陳國強博士間接持有德祥企業已發行普通股股本約34.82%，彼亦直接持有保華德祥已發行股本約1.06%。此外，錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士分別持有650,000股中策股份（佔中策已發行股本約0.08%）及40,000股中策股份（佔中策已發行股本約0.005%）。

鑑於陳國強博士為德祥企業之控股股東，彼被視為於由保華德祥集團持有之145,492,500股中策股份及24,132,000份中策認股權證中擁有權益。由於德祥企業間接持有錦興已發行普通股股本約28.26%，故陳國強博士為錦興之一致行動人士。

除上文所披露者外，陳國強博士及德祥企業、錦興及保華德祥之其他董事及彼等各自之一致行動人士並無持有任何中策股份及／或中策認股權證及／或中策購股權。

有關收購人之資料

有關Calisan Developments Limited及保華德祥之資料

Calisan Developments Limited為其中一名收購人，為於一九九一年五月二日在英屬處女群島註冊成立之有限公司，及為一家投資控股公司。於最後實際可行日期，Calisan Developments Limited直接持有145,492,500股中策股份（佔中策已發行股本約17.54%）及24,132,000份中策認股權證（佔全部尚未行使中策認股權證約14.55%）。Calisan Developments Limited為保華德祥之間接全資附屬公司。

保華德祥集團之主要業務包括建築、土木工程、專項工程、物業發展及投資，以及製造及買賣建築材料。其業務主要集中於香港和中國。德祥企業實益擁有保華德祥約64.46%權益。

有關威倫有限公司及錦興之資料

威倫有限公司為其中一名收購人，於二零零零年八月二十一日在香港註冊成立之有限公司，及為一家投資控股公司。於最後實際可行日期，威倫有限公司及其一致行動人士直接持有146,182,500股中策股份（佔中策已發行股本約17.62%）及24,132,000份中策認股權證（佔全部尚未行使中策認股權證約14.55%）。威倫有限公司為錦興之間接全資附屬公司。

錦興集團之主要業務包括買賣電腦相關產品及消費電子產品。錦興亦從事買賣證券及投資資訊科技業務。德祥企業實益擁有錦興約28.26%權益。

收購人對中策之意向

中策之業務

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目業務。

該等收購建議本身將不會導致中策集團或受中策控制之任何聯營公司之董事會、管理層、業務或持續聘用中策僱員(包括董事)出現任何變動。

於該等收購建議完成後，收購人擬繼續中策集團之現有業務，收購人現時無意重新調配中策集團之固定資產。此外，收購人亦無意於緊隨該等收購建議完成後即時向中策集團注入任何資產或業務及／或出售任何中策集團資產或業務。

於該等收購建議期間將由滙富証券代表收購人收購之中策股份及中策認股權證，將以相等比例分派予收購人。為確保於該等收購建議後中策股份及中策認股權證不少於25%將由公眾人士持有，收購人將盡快減持彼等於中策之權益。於該等收購建議及減持後，中策將成為錦興及保華德祥之聯營公司。

下圖概列緊接刊登補充公佈前及於全面接納該等收購建議後，中策之股權架構：

於刊登補充公佈前



陳國強博士
34.82%
1.06%
德祥企業集團有限公司
(372－香港)
28.26%
64.46%
收購人之
一致行動人士
錦興集團有限公司
(275－香港)
保華德祥建築集團有限公司
(498－香港)
公眾人士
0.08%(附註2)
17.54%(附註1)
17.54%(附註1)
64.84%
中策集團有限公司
(235－香港)

全面接納該等收購建議後但於收購人減持於中策之權益前：


陳國強博士
34.82%
1.06%
德祥企業集團有限公司
(372－香港)
28.26%
64.46%
收購人之一致行動人士
錦興集團有限公司
(275－香港)
保華德祥建築集團有限公司
(498－香港)
0.08%(附註2)
49.96%
49.96%
中策集團有限公司
(235－香港)

於全面接納該等收購建議及收購人減持於中策之權益後：


陳國強博士
34.82%
1.06%
德祥企業集團有限公司
(372－香港)
28.26%
64.46%
收購人
之一致行動人士
錦興集團有限公司
(275－香港)
保華德祥建築集團有限公司
(498－香港)
公眾人士
0.08%（附註2）
37.46%
37.46%
25%
中策集團有限公司
(235－香港)

附註：

1. 在收購建議期間於二零零三年七月八日開始前，收購人擁有合共241,320,000股中策股份之權益，相當於中策已發行股本29.1%。於二零零三年七月九日，收購人已於市場上購買49,665,000股中策股份，相當於中策已發行股本之5.98%。於二零零三年七月九日購買股份後，各收購人擁有145,492,500股中策股份之權益，相當於中策已發行股本之17.54%。

2. 於最後實際可行日期，收購人之一致行動人士於690,000股中策股份中擁有權益，當中650,000股中策股份(相當於中策已發行股本約0.08%)及40,000股中策股份(相當於中策已發行股本約0.005%)分別由錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士持有。

進行收購之原因

倘收購人透過在市場購買或透過接納股份收購建議而成功收購中策股份，收購人將可透過改善彼等應佔中策資產淨值，提升彼等於中策之投資，以及減低彼等於中策之平均投資成本。

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目。收購人認為該等收購建議可鞏固其與中策之聯繫，以及提升其在中國之形象。考慮到於近十年以來，中國經濟一直維持良好之推動力及中國人民之消費能力已逐步得到改善，收購人預期，中策於中國之投資及業務將會為收購人帶來長期財務利益。於該等收購建議前，由於錦興及保華德祥各自持有中策少於20%權益，故彼等概無於各自之財務報表中將中策列作聯營公司。於成功完成該等收購建議後，收購人將可確認中策為錦興及保華德祥集團之聯營公司，從而提升收購人之長期投資價值。

維持本公司之上市地位

收購人將不會行使強制收購權力。收購人現擬於該等收購建議截止後維持中策於聯交所之上市地位。收購人及中策已向聯交所承諾，於該等收購建議截止後將會盡快採取適當步驟，以確保公眾人士持有不少於25%之中策股份及中策認股權證。倘於該等收購建議截止時，公眾人士所持有之中策股份及中策認股權證少於25%，收購人之董事現擬採取適當步驟，可能包括於該等收購建議完成後一個月內，減持及將彼等於中策之權益配售予獨立第三者。

聯交所已表明，將會密切監察中策股份及中策認股權證在聯交所買賣之情況。倘聯交所相信：

- **中策股份及中策認股權證存在或可能存在虛假市場；或**

- **公眾人士持有之中策股份及中策認股權證數量太少，不足以維持有秩序之市場，則其將考慮行使酌情權，暫停中策股份及中策認股權證之買賣。**

就此而言，須注意倘於該等收購建議完成後，中策股份及中策認股權證之公眾持股量不足，因此，中策股份及中策認股權證可能暫停買賣，直至達到足夠之公眾持股量為止。

只要中策仍維持上市公司地位，聯交所將會密切監察中策日後所有收購或出售資產。中策及其附屬公司進行任何收購或出售資產，將須受上市規則之條文規限。根據上市規則，聯交所可酌情要求中策就中策之建議收購及出售資產向中策股東刊發通函及發表公佈，不論建議收購及出售資產之規模大小，尤其是倘其建議收購及出售資產，導致中策偏離主要業務。聯交所有權根據上市規則，將中策之一系列收購及出售資產彙集處理，該等收購及出售資產可能導致中策被視為一名新上市申請人，並須受上市規則對新上市申請之規定所限制。

税項

倘中策股東、中策認股權證持有人及中策購股權持有人對接納該等收購建議之税項含義有任何疑問，建議彼等諮詢彼等各自之專業顧問。特此強調，滙富融資、滙富証券、收購人或彼等各自之任何董事或任何參與該等收購建議之人士，概無因彼等接納該等收購建議而須對任何人士之任何税務影響或責任承擔責任。

接納之手續

股份收購建議及認股權證收購建議

如接納股份收購建議， 閣下應按照隨付之白色接納表格所印備之指示將表格填妥，該等指示為股份收購建議之條款與條件之一部份。

如接納認股權證收購建議， 閣下應按照隨付之黃色接納表格所印備之指示將表格填妥，該等指示為認股權證收購建議之條款與條件之一部份。

其後須將填妥之接納表格，連同不少於 閣下擬接納股份收購建議及／或認股權證收購建議之中策股份及／或中策認股權證數目之有關中策股票及／或中策認股權證證書及／或過戶收據及／或任何所有權文件(及／或就此而言所需之任何適當彌償保證或該等彌償保證)，放進信封面註明「中策股份收購建議」及／或「中策認股權證收購建議」之信封內，並盡快以郵遞方式或親身送交標準證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟在任何情況下不得遲於二零零三年八月二十六日星期二或收購人可能決定或公佈之較後日期下午四時正交回。概不會就接獲任何接納表格、中策股票及／或中策認股權證證書、過戶收據或其他所有權文件(及／或就此而言所需之任何適當彌償保證或該等彌償保證)發出任何收據。

購股權收購建議

如接納購股權收購建議， 閣下應按照隨付之粉紅色放棄表格所印備之指示將表格填妥，該等指示為購股權收購建議之條款與條件之一部份，並於其後將粉紅色放棄表格連同 閣下所持有之全部中策購股權，或 閣下接納購股權收購建議之中策購股權數目之有關中策購股權證書，放進信封面註明「中策購股權收購建議」之信封內，並盡快以郵遞方式或親身送交中策(地址為香港九龍觀塘鴻圖道51號保華企業中心8樓)送交中策之公司秘書，惟在任何情況下不得遲於二零零三年八月二十六日星期二下午四時正交回。概不會就接獲粉紅色放棄表格及中策購股權證書發出任何收據。

務請　閣下留意本文件附錄一及隨付之白色接納表格、黃色接納表格及粉紅色放棄表格所載有關接納手續之其他詳情。登記地址位於香港以外地區之中策股東、中策認股權證持有人及中策購股權持有人亦須留意本文件附錄一「一般資料」一節。

支付代價

就根據該等收購建議交出之中策股份、中策認股權證及中策購股權應付之代價股款，將於該等收購建議成為或宣佈成為無條件之日期及過戶登記處(就股份收購建議及認股權證收購建議)或中策(就購股權收購建議)接獲表示該等收購建議之接納已完成及屬有效之所有有關文件之日期兩者中之較後日期起計十日內寄出。倘該等收購建議失效，則中策股票及／或中策認股權證證書及／或中策購股權證書，或就該等收購建議交出之其他有關文件，將由該等收購建議失效起計十日內郵寄予接納該等收購建議之該等人士。

該等收購建議之其他條款

該等收購建議之其他條款及條件，包括接納之手續及該等收購建議之可供接納期間，載於本文件第15至第21頁附錄一及隨付之白色接納表格、黃色接納表格及粉紅色放棄表格。

其他資料

務請　閣下垂注載於各附錄(為本文件之一部份)所載之其他資料。

此致

列位獨立中策股東、
獨立中策認股權證持有人
及中策購股權持有人　台照

代表
滙富証券有限公司
董事
林家璁
謹啟

二零零三年七月二十九日

1. 接納手續

閣下如決定接納股份收購建議及／或認股權證收購建議，應根據隨附之有關接納表格所載之規定，就　閣下所持之中策股份及／或中策認股權證(視情況而定)填妥及簽署有關之接納表格，然後將填妥及簽妥當之有關表格正本連同以本接納表格接納股份收購建議或認股權證收購建議(視情況而定)之有關中策股票及／或中策認股權證證書(視情況而定)及／或過戶收據及／或任何其他所有權文件(及／或任何合格之有關彌償保證)(應代表　閣下所持之中策股份及／或中策認股權證總數，或不少於　閣下擬接納股份收購建議及／或認股權證收購建議(視情況而定)之中策股份或中策認股權證數目)，盡早交回過戶登記處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何最遲須於二零零三年八月二十六日(星期二)下午四時正或之前或由收購人決定之其他較後日期及時間交回。在上述截止日期下午四時正之後交回之接納文件僅會在該等收購建議在上述截止日期前被修訂或延期之情況下，或在該等收購建議在上述截止日期下午四時正或之前已成為或宣佈成為無條件之情況下，方會有效。

閣下如決定接納購股權收購建議，應根據隨附之粉紅色放棄表格所載之規定，就　閣下所持之中策購股權填妥及簽署有關表格，然後將填妥及簽妥當之粉紅色放棄表格正本連同以本表格接納購股權收購建議之有關中策購股權證書(應代表　閣下所持之中策購股權總數，或不少於　閣下擬接納購股權收購建議之中策購股權數目)，盡早交回中策公司秘書，地址為香港九龍觀塘鴻圖道51號保華企業中心8樓中策辦事處，惟無論如何最遲須於二零零三年八月二十六日(星期二)下午四時正或之前或由收購人決定之其他較後日期及時間交回。在上述截止日期下午四時正之後交回之接納文件僅會在該等收購建議在上述截止日期前被修訂或延期之情況下，或在該等收購建議在上述截止日期下午四時正或之前已成為或宣佈成為無條件之情況下，方會有效。

股份收購建議

待股份收購建議成為或宣佈成為無條件後，而在白色接納表格、中策股票及／或過戶收據及／或其他所有權文件及／或任何合格之有關彌償保證已填簽妥當及有效，並已在股份收購建議截止日期前交回過戶登記處之情況下，有關代價之付款支票將為會由下日期(以較遲者為準)起計十日內寄出，郵誤風險概由接納股份收購建議之中策股東承擔：

- 股份收購建議成為或宣佈成為無條件之日；或
- 過戶登記處接獲一切有關文件證實根據股份收購建議交回之接納文件乃齊備及有效之日。

倘　閣下之中策股票及／或　閣下之中策股份之過戶收據及／或任何其他所有權文件乃以代名人公司之名義或以　閣下以外之其他名義登記，而　閣下亦擬接納股份收購建議，則：

- 必須將　閣下之中策股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)送交代名人公司或其他代名人，並授權該公司代表　閣下接納股份收購建議，及要求該公司將填簽妥當之白色接納表格，連同有關之中策股票及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)一併送交過戶登記處；或

– 必須安排過戶登記處將 閣下之中策股份以 閣下名義登記，並將填簽妥當之白色接納表格連同有關之中策股票及／或過戶收據及／或其他所有權文件（及／或有關上述所需之任何合格彌償保證）一併送交過戶登記處；或

– 在 閣下已將 閣下之中策股份送交中央結算系統之情況下，指示 閣下之股票經紀在截止日期前，按照香港結算（代理人）有限公司所定之最後期限或之前，授權香港中央結算（代理人）有限公司代表 閣下接納股份收購建議。為能趕在香港中央結算（代理人）有限公司所定之最後期限之前辦妥有關手續，務請 閣下與閣下之股票經紀核實有關根據 閣下指示辦理有關手續所需之時間，並依照規定向 閣下之股票經紀作出有關指示。

如 閣下擬接納股份收購建議，但暫時無法交出及／或已遺失中策股份之中策股票及／或過戶收據及／或任何其他所有權文件（及／或有關上述所需之任何合格彌償保證），閣下亦應填妥及簽署有關之白色接納表格，將其郵寄或親身送交過戶登記處，並安排把有關之中策股票及／或過戶收據及／或任何其他所有權文件（及／或有關上述所需之任何合格彌償保證）於隨後盡快送交過戶登記處，同時須隨附一份函件，說明 閣下已遺失或暫時無法交出一張或以上之中策股票及／或過戶收據及／或任何其他所有權文件（及／或有關上述所需之任何合格彌償保證）。倘 閣下已遺失中策股票，務請 閣下致函過戶登記處，要求過戶登記處發出一封有關之彌償保證函件， 閣下在依據此函件所載之指示填簽妥當後，應將其交回過戶登記處。

如 閣下擬接納股份收購建議，且已將中策股份之過戶表格以 閣下名義送往登記，但尚未收到 閣下之中策股票，亦應先行填妥並簽署白色接納表格，連同已由 閣下填簽妥當之過戶收據一併送交過戶登記處。此舉將被視為授權收購人或彼等之代理人按股份收購建議之條款代表 閣下在有關之中策股票發出時代為領取有關股票，並將此等中策股票送交過戶登記處，猶如此等中策股票已連同白色接納表格一併送交過戶登記處無異。

在過戶登記處收妥有關之中策股票及／或過戶收據及／或任何其他所有權文件（及／或有關任何遺失之股票之合格彌償保證）及符合股份收購建議之條款及條件前，不會寄出應就此支付之現金代價支票。然而，除非白色接納表格已正式填簽妥當，並隨附有關之中策股票及／或過戶收據及／或其他所有權文件或由過戶登記處或聯交所正式認可之文件等接納文件，並在本文件所載之最後接納期限或之前交回，否則不可當作已履行有關之接納條件。

概不會就接獲任何白色接納表格、中策股票及／或過戶收據或任何其他所有權文件（及／或有關上述所需之任何合格彌償保證）發出任何收據。

倘該等收購建議期滿失效，就股份收購建議交出之中策股票及其他有關文件，將會由該等收購建議期滿失效後10日內寄發予接納股份收購建議之該等人士。

認股權證收購建議

待認股權證收購建議成為或宣佈成為無條件後，而在黃色接納表格、中策認股權證證書及／或過戶收據及／或其他所有權文件及／或任何合格之有關彌償保證已填簽妥當及有效，並已在認股權證收購建議截止日期前交回過戶登記處之情況下，有關代價之付款支票

將會由以下日期(以較遲者為準)起計十日內寄出，郵誤風險概由接納認股權證收購建議之中策認股權證持有人承擔：

- 認股權證收購建議成為或宣佈成為無條件之日；及
- 過戶登記處接獲一切有關文件證實根據認股權證收購建議交回之接納文件乃齊備及有效之日。

倘　閣下之中策認股權證證書及／或　閣下之中策認股權證之過戶收據及／或任何其他所有權文件乃以代名人公司之名義或以　閣下以外之其他名義登記，而　閣下亦擬接納認股權證收購建議，則：

- 必須將　閣下之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)送交代名人公司或其他代名人，並授權該公司代表　閣下接納認股權證收購建議，及要求該公司將填簽妥當之黃色接納表格，連同有關中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)一併送交過戶登記處；或
- 必須安排過戶登記處將　閣下之中策認股權證以　閣下名義登記，並將填簽妥當之黃色接納表格連同有關之中策認股權證證書及／或過戶收據及／或其他所有權文件(及／或有關上述所需之任何合格彌償保證)一併送交過戶登記處；或
- 在　閣下已將　閣下之中策認股權證送交中央結算系統之情況下，指示　閣下之股票經紀在截止日期前，按照香港結算(代理人)有限公司所定之最後期限或之前，授權香港中央結算(代理人)有限公司代表　閣下接納認股權證收購建議。為能趕在香港中央結算(代理人)有限公司所定之最後期限之前辦妥有關手續，務請　閣下與　閣下之股票經紀核實有關根據　閣下指示辦理有關手續所需之時間，並依照規定向　閣下之股票經紀作出有關指示。

如　閣下擬接納認股權證收購建議，但暫時無法交出及／或已遺失中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)，　閣下亦應填妥及簽署有關之黃色接納表格，將其郵寄或親身送交過戶登記處，並安排把有關之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)於隨後盡快送交過戶登記處，同時須隨附一份函件，說明　閣下已遺失或暫時無法交出一張或以上之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)。倘　閣下已遺失中策認股權證證書，務請　閣下致函過戶登記處，要求過戶登記處發出一封有關之彌償保證函件，　閣下在依據此函件所載之指示填簽妥當後，應將其交回過戶登記處。

如　閣下擬接納認股權證收購建議，且已將中策認股權證之過戶表格以　閣下名義送往登記，但尚未收到　閣下之中策認股權證證書，亦應先行填妥並簽署黃色接納表格，連同已由　閣下填簽妥當之過戶收據一併送交過戶登記處。此舉將被視為授權收購人或彼等之代理人按認股權證收購建議之條款代表　閣下在有關之中策認股權證證書發出時代為領取有關認股權證證書，並將此等認股權證證書送交過戶登記處，猶如此等中策認股權證證書已連同黃色接納表格一併送交過戶登記處無異。

在過戶登記處收妥有關之中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關任何遺失之中策認股權證證書之合格彌償保證)及符合認股權證收購建議之條款及條件前，不會寄出應就此支付之現金代價支票。然而，除非黃色接納表格已正式填

簽妥當，並隨附有關之中策認股權證證書及／或過戶收據及／或其他所有權文件或由過戶登記處或聯交所正式認可之文件等接納文件，並在本文件所載之最後接納期限或之前交回，否則不可當作已履行有關之接納條件。

概不會就交回之任何黃色接納表格、中策認股權證證書及／或過戶收據及／或任何其他所有權文件(及／或有關上述所需之任何合格彌償保證)發出任何收據。

倘該等收購建議期滿失效，就認股權證收購建議交出之中策認股權證證書及其他有關文件，將會於該等收購建議期滿失效後10日內寄發予接納認股權證收購建議之該等人士。

購股權收購建議

待購股權收購建議成為或宣佈成為無條件後，而在粉紅色放棄表格、代表　閣下所持有之中策購股權總數，或　閣下擬接納購股權收購建議所涉及之中策購股權數目之中策購股權證書已填簽妥當及有效，並已在購股權收購建議截止日期前交回中策之公司秘書之情況下，有關代價之付款支票將會由以下日期(以較遲者為準)起計十日內寄出，郵誤風險概由接納購股權收購建議之中策購股權持有人承擔：

- 購股權收購建議成為或宣佈成為無條件之日；及
- 中策之公司秘書接獲一切有關文件證實根據購股權收購建議交回之接納文件乃齊備及有效之日。

如　閣下擬接納購股權收購建議，但暫時無法交出及／或已遺失中策購股權之中策購股權證書，　閣下亦應填妥及簽署有關之粉紅色放棄表格，將其郵寄或親身送交中策之公司秘書(地址為九龍觀塘鴻圖道51號保華企業中心8樓)，並安排把有關之中策購股權證書於隨後盡快送交中策之公司秘書，地址為位於九龍觀塘鴻圖道51號保華企業中心8樓之中策辦事處，同時須隨附一份函件，說明　閣下已遺失或暫時無法交出一張或以上之中策購股權證書。

在中策之公司秘書收妥有關之中策購股權證書及／或有關任何遺失之中策購股權證書之合格彌償保證)及符合購股權收購建議之條款及條件前，不會寄出應就此支付之現金支票。

概不會就交回之任何粉紅色放棄表格、中策購股權證書或過戶收據及／或任何其他所有權文件發出任何收據。

倘該等收購建議期滿失效，就購股權收購建議交出之中策購股權證書及其他有關文件，將會於該等收購建議期滿失效日期起計10日內郵寄予接納購股權收購建議之該等人士。

2. 接納期間及修訂

收購人保留於寄發本文件後修訂該等收購建議或將該等收購建議延期之權利。

除非該等收購建議之前經已延期或修訂或該等收購建議之前經已成為或宣佈成為無條件，否則該等收購建議將於截止日期下午四時正截止，而有關之接納文件則必須在截止日期下午四時正或之前交回，方為有效。

倘該等收購建議成為或宣佈成為無條件，則該等收購建議由收購人宣佈該等收購建議已成為或已宣佈成為無條件之日起計最少十四日內仍可供接受接納。

該等收購建議在：

- 寄發本文件日期起計60日期間屆滿之後不可成為或宣佈成為無條件；或
- 該日之後不可再供接納，惟收購人保留權利，在執行理事根據收購守則之規定而批准之情況下，將該等收購建議延至較後時間及／或日期。

倘股份收購建議或認股權證收購建議或購股權收購建議被修訂，則股份收購建議或認股權證收購建議或購股權收購建議在緊隨有關之經修訂收購建議文件寄發日期起計最少十四日期間內可供接納。中策股東或中策認股權證持有人或中策購股權持有人仍可享有經作出任何修訂後之股份收購建議或認股權證收購建議或購股權收購建議之優惠條款，無論其是否在股份收購建議或認股權證收購建議或購股權收購建議被修訂前已接納原本之股份收購建議或原本之認股權證收購建議或原本之購股權收購建議。中策股東或中策認股權證持有人或中策購股權持有人或彼等之代表在此之前因接納股份收購建議或認股權證收購建議或購股權收購建議而呈交之任何白色接納表格或黃色接納表格或粉紅色放棄表格將會被視作接納經修訂股份收購建議或認股權證收購建議或購股權收購建議之文件，除非該位中策股東或中策認股權證持有人或中策購股權持有人有權撤回其接納文件並正式進行撤回，則另作別論。

3. 公佈

(a) 於截止日期下午六時正(或執行理事同意之較後時間及／或日期)前，收購人須知會執行理事及聯交所，該等收購建議已經完結或延期，並須於該等收購建議截止日期下午七時正前在聯交所網站上刊登公佈，列明該等收購建議是否已作出修訂或延期，是否已屆滿或已成為或已宣佈成為無條件。收購人須於下一個營業日在報章上再次刊發該公佈。該公佈須列明：

- 就接納該等收購建議已接獲之中策股份總數；
- 收購人或與彼等一致行動人士於收購建議期間前所持有、控制或指示之中策股份總數；及
- 收購人或與彼等一致行動之任何人士於收購建議期間購入或同意購入之中策股份總數。

該公佈須載有投票權詳情，根據收購守則第3.5(c)、(d)及(f)條所規定就中策股份、衍生工具及安排可行使之權力。該公佈亦須列明該等股份數目所涉及之有關股本類別之百分比及投票權百分比。

倘收購人未能遵守收購守則第19條所訂之任何規定，執行理事可能會要求於未能遵守第19條規定前，接納人士按照執行理事接納之條款授出撤回權利。

(b) 在計算接納所代表之中策股份、中策認股權證及中策購股權數目時，並非在各方面完整或尚待核實之接納將會分開列明。

(c) 根據收購守則及上市規則所規定，任何經執行理事及聯交所確認並無其他意見之有關該等收購建議之公佈，將須以付款公佈方式，在最少一份主要英文報章及一份主要中文報章(均為在香港每日發行及流通量大之報章)刊登。

4. 撤回之權利

倘該等收購建議於當時未能成為無條件，接納該等收購建議人士有權由首次截止日期起計21日後撤回其接納。該項撤回權力於該等收購建議成為無條件後方可行使。除上述者外，除收購守則第19.2條所載情況外，接納一經提交便不可撤銷及撤回，收購守則第19.2條規定，倘收購人不能遵守收購守則關於發出該等收購建議公佈之任何規定（正如上文「公佈」一節所述者），執行理事或會要求在收購人符合有關規定前，按執行理事接納之條款，向接納該等收購建議之人士授出撤回之權利。

5. 一般事項

(a) 凡中策股東、中策認股權證持有人及中策購股權持有人發出、收取或寄出之所有通訊、通告、接納表格、中策股份、中策認股權證及中策購股權之證書、過戶收據及其他所有權文件及股款，概以郵誤風險由彼等承擔之前提下由彼等或其指定代理發出、收取或寄出，而中策、收購人或其任何代理概不就郵遞之損失或因此而產生之任何其他責任負責。

(b) 隨附之接納表格及放棄表格所載之規定，構成該等收購建議之一部分。

(c) 因無意疏忽而遺漏向任何獲提出該等收購建議之人士寄發本文件及／或接納表格及／或放棄表格，不會使該等收購建議失效。

(d) 該等收購建議及其所有接納將受香港法例管轄及按香港法例詮釋。

(e) 正式簽署之接納表格及／或放棄表格將視為已授權中策任何董事或中策可指示之人士，可代表接納股份收購建議及／或認股權證收購建議及／或購股權收購建議之人士填寫及簽署任何文件，並作出任何其他必須或適當之行動，使收購人或其指定之人士可獲得接納該等收購建議之人士之中策股份及／或中策認股權證及／或中策購股權。

(f) 任何人士接納股份收購建議及／或認股權證收購建議及／或購股權收購建議，即視為有關人士向收購人保證，收購人根據股份收購建議及／或認股權證收購建議及／或購股權收購建議收購之中策股份及／或中策認股權證及／或中策購股權，乃由有關人士出售（不附帶任何第三者權利、留置權、索償、抵押、股權及產權負擔），並連同其附帶之一切權利（包括有權收取於該等收購建議截止後就中策股份及／或中策認股權證及／或中策購股權宣派、派付或作出之所有未來股息或其他分派）一併出售。

(g) 根據該等收購建議，接納股份收購建議及／或認股權證收購建議之中策股東及／或中策認股權證持有人就有關接納事宜應繳納之賣方從價印花稅（按代價每1,000港元（或其任何部分）支付1.00港元），將從接納股份收購建議及／認股權證收購建議應付之代價（將由收購人支付）中扣除。

(h) 收購人不擬行使任何權利，在該等收購建議截止後強制收購根據該等收購建議未獲收購之任何中策股份，但保留此項權利。

(i) 本文件及接納表格及放棄表格內所述之該等收購建議，包括該等收購建議之任何修訂及／或延期。

(j) 向註冊地址為香港以外司法管轄權區之人士提呈該等收購建議，或會受到有關司法管轄權區之法律影響。中策股東、中策認股權證持有人及中策購股權持有人若為香港以外司法管轄權區之公民或居民或國民，應自行了解及遵守任何適用法律規定。倘該人士欲接納該等收購建議，則其有責任全面遵守有關司法管轄權區內關於該等收購建議之法律，包括取得政府或其他必需同意，或遵從其他必要手續及支付該司法管轄權區所定之任何過戶款項或其他應付税項。

(k) 根據該等收購建議應付任何中策股東、中策認股權證持有人及中策購股權持有人之代價(於扣除各自之賣方從價印花税後)，將會按認該等收購建議之條款以郵寄款項之方式支付，而毋須受任何留置權、抵銷權、反索償或收購人有權或聲稱向中策股東、中策認股權證持有人及中策購股權持有人索償之其他類似權利所限。

(l) 就詮釋而言，本文件、接納表格及放棄表格之中、英文版本如有歧異，概以英文版本為準。

1. 責任聲明

(a) 本文件乃獲得錦興、保華德祥及收購人之董事批准後始行刊發。

(b) 本文件載有遵照證券及期貨條例及收購守則而提供有關收購人及該等收購建議之資料。

(c) 收購人董事願對本文件所載有關收購人資料之準確性承擔全部責任，且在作出一切合理查詢後，確認就彼等所深知及所信，本文件所表達之意見乃經審慎周詳之考慮後作出，而本文件亦無遺漏其他事實，以致本文件所載內容有所誤導。

(d) 本文件所載有關中策集團及彼等各自之股東之資料乃摘錄自可供公眾查閱之資料。收購人董事就有關中策之資料所接納之唯一責任，乃確保有關資料為正確摘錄者及所摘錄資料並無誤導成份，及按照可供公眾查閱之資料。

2. 市場價格

中策股份

下表載列中策股份於緊接聯合公佈刊發日期前六個曆月每個曆月之最後交易日、於緊接聯合公佈刊發日期前之最後交易日、於緊接補充公佈刊發日期前之最後交易日及於最後實際可行日期在聯交所所報之收市價：

日期	每股中策股份收市價 港元
二零零二年	
十二月三十一日	0.100
二零零三年	
一月三十日	0.090
二月二十八日	0.094
三月三十一日	0.090
四月三十日	0.090
五月三十日	0.080
六月二十七日	0.090
七月十日	0.145
最後實際可行日期	0.145

於有關期間，每股中策股份在聯交所所錄得之最高及最低收市價，分別為0.145港元及0.080港元。

中策認股權證

下表載列中策認股權證於緊接聯合公佈刊發日期前六個曆月每個曆月之最後交易日、於緊接聯合公佈刊發日期前之最後交易日、於緊接補充公佈刊發日期前之最後交易日及於最後實際可行日期在聯交所所報之收市價：

日期	每份中策認股權證收市價 港元
二零零二年	
十二月三十一日	0.01
二零零三年	
一月三十日	0.01
二月二十八日	0.01
三月三十一日	0.01
四月三十日	0.01
五月三十日	0.01
六月二十七日	0.01
七月十日	0.02
最後實際可行日期	0.02

於有關期間，每份中策認股權證在聯交所所錄得之最高及最低收市價，分別為0.02港元及0.01港元。

3. 權益披露

於最後實際可行日期，錦興及保華德祥透過收購人及彼等之一致行動人士，持有291,675,000股中策股份，合共相當於中策現有已發行股本約35.16%之股權總額。

此外，錦興及保華德祥透過收購人，持有48,264,000份中策認股權證，合共相當於尚未行使中策認股權證約29.10%。按照認購價每股中策股份0.16港元計算，於收購人全面兑換中策認股權證後，將會發行48,264,000股新中策股份，相當於現有已發行中策股份總額5.82%及經發行該等新中策股份擴大後之已發行中策股份總額約5.50%。

於最後實際可行日期，陳國強博士間接持有德祥企業已發行普通股股本約34.82%，彼亦直接持有保華德祥已發行股本約1.06%。此外，錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士分別持有650,000股中策股份(佔中策已發行股本約0.08%)及40,000股中策股份(佔中策已發行股本約0.005%)。

鑑於陳國強博士為德祥企業之控股股東，彼被視為於保華德祥集團持有之145,492,500股中策股份及24,132,000份中策認股權證中擁有權益。

除上述者外，收購人、收購人之董事及與收購人一致行動之人士概無於任何中策證券中擁有權益。

於最後實際可行日期，除收購人為了取得滙富証券批予收購人之貸款融資而抵押予滙富証券之290,985,000股中策股份及收購人於收購建議期間內根據股份收購建議或其他方式將予收購之任何中策股份，以及滙富証券於二零零三年七月九日代表收購人購買之49,665,000股中策股份外，滙富融資及滙富証券並無於中策股份或中策認股權證中擁有任何實益權益，亦並無於有關期間以主事人身份處理任何中策股份或中策認股權證。

4. 買賣中策股份及中策認股權證

除收購人於二零零三年七月九日按每股0.10港元之價格在市場上收購49,665,000股中策股份外，收購人或任何與彼等一致行動之人士及收購人之董事於有關期間內概無買賣任何中策股份或中策認股權證或其他中策證券。

5. 同意書

滙富証券為根據證券及期貨條例之持牌法團，已就刊發本文件一事發出同意書，表示同意以本文件所載形式及涵義轉載其函件，並引述其名稱，且並無撤回其同意書。

6. 一般資料

(a) 除陳玲女士(中策購股權之持有人)已向收購人承諾其將會接納購股權收購建議外，於最後實際可行日期，於寄發本文件前，概無任何擁有或控制中策股份及／或中策認股權證之人士已不可撤回地承諾或有意接納或拒絕該等收購建議。倘該等收購建議失效，上述由陳玲女士所作出之承諾將會終止。

除中策購股權外，於有關期間內，陳玲女士並無擁有或已處理任何中策股份或中策認股權證或其他中策證券。

(b) 於最後實際可行日期，概無人士與收購人或與收購人一致行動之任何人士訂立收購守則第22條附註8所述之任何實物安排。

(c) 並無向中策或其任何附屬公司之任何董事作出或提供任何款項或其他利益，以作為就該等收購建議失去職位或除此以外之補償。

(d) 於最後實際可行日期，收購人或彼等之一致行動人士及任何中策董事及新任董事或中策股東及新任中策股東、中策認股權證持有人及新任中策認股權證持有人或中策購股權持有人及新任中策購股權持有人或任何人士之間並無訂立任何與該等收購建議有關或依賴該等收購建議之協議、安排或諒解。

(e) 於最後實際可行日期，收購人及任何其他人士並無就轉讓收購人根據該等收購建議購入之中策股份及中策認股權證中之實益權益而訂立任何協議、安排或諒解，惟收購人與滙富証券訂立之貸款及抵押協議除外，根據上述協議，收購人同意將彼等實益擁有之290,985,000股中策股份及收購人於收購建議期間內根據股份收購建議或其他方式將予收購之任何中策股份抵押予滙富証券。

(f) 德祥企業為保華德祥之控股股東及錦興之主要股東。德祥企業之董事為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生、黃勤道先生、張漢傑先生、黎慶超先生及卓育賢先生。陳國強博士為德祥企業的控股股東。

(g) 德祥企業之註冊辦事處地址為Clarendon House, Church Street, Hamilton HM 11, Bermuda，其於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心33樓。

(h) 陳國強博士之地址為香港九龍觀塘鴻圖道51號保華企業中心33樓。

(i) Calisan Developments Limited為保華德祥之間接全資附屬公司。保華德祥之董事為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生、李漢潮先生、張定球先生及郭少強先生。

(j) 保華德祥之註冊辦事處地址為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，其於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心31樓。

(k) 威倫有限公司為錦興之間接全資附屬公司。錦興之董事為陳國強博士、Allan Yap博士、呂兆泉先生、陳國鴻先生、霍建寧先生、施熙德女士(霍建寧先生之替任董事)、葉德銓先生、張漢傑先生、袁天凡先生、曾令嘉先生、馬慧敏女士及郭嘉立先生。

(l) 錦興之註冊辦事處地址為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，其於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心8樓。

(m) Calisan Developments Limited之註冊辦事處位於P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands。Calisan Developments Limited於香港之通訊地址則位於香港九龍觀塘鴻圖道51號保華企業中心31樓。

(n) Calisan Developments Limited之董事為劉高原先生、周美華女士及陳佛恩先生。

(o) 威倫有限公司之註冊辦事處位於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(p) 威倫有限公司之董事為Allan Yap博士及呂兆泉先生。

(q) 滙富融資為錦興及保華德祥之財務顧問，地址為香港中環夏慤道10號和記大廈5樓。

(r) 滙富証券之地址為香港中環夏慤道10號和記大廈5樓。

(s) 本文件及接納表格及放棄表格之中、英文版本如有歧異，概以英文版本為準。

7. 備查文件

下列文件之副本可於該等收購建議仍然接受信納期間之一般辦公時間內在收購人之辦事處可供查閱：

(a) 收購人之公司組織章程大綱及公司細則；

(b) 聯合公佈及補充公佈；

(c) 滙富證券函件，全文載於本文件第5至第14頁；及

(d) 本附錄所載之滙富証券同意書。

(e) 本附錄所載陳玲女士所作出之承諾。